                                                               File No. 33-89088
                                                                        811-8972

             As filed with the Securities and Exchange Commission
                              on January 19, 1996


================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                        POST EFFECTIVE AMENDMENT NO. 1

                                      TO

                                   FORM S-6


             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2

     A.   Exact name of Trust:

          MIDCAP SPDR TRUST SERIES 1

     B.   Name of Depositor:

          PDR SERVICES CORPORATION

     C.   Complete address of Depositor's principal executive office:

          PDR SERVICES CORPORATION
          c/o AMERICAN STOCK EXCHANGE, INC.
          86 Trinity Place
          New York, New York 10006

     D.   Name and complete address of agent for service:

          James F. Duffy
          PDR SERVICES CORPORATION
          c/o AMERICAN STOCK EXCHANGE, INC.
          86 Trinity Place
          New York, New York 10006

          Copy to:
          Sam Scott Miller
          ORRICK, HERRINGTON & SUTCLIFFE
          666 Fifth Avenue
          New York, New York 10103

     E.   Title and amount of securities being registered:

          An indefinite number of units of Beneficial Interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum aggregate offering price to the public of the securities being registered:

          Indefinite pursuant to Rule 24f-2

     G.   Amount of filing fee:

          In accordance with Rule 24f-2, a registration fee in the amount of $500.00 was paid in connection with the preliminary registration of the Trust.

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

================================================================================

                          MIDCAP SPDR TRUST SERIES 1

                             Cross Reference Sheet

                           Pursuant to Regulation C
                 Under the Securities Act of 1933, as amended

                 (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus in Form S-6)

Form N-8B-2                                   Form S-6
Item Number                                   Heading in Prospectus
-----------                                   ---------------------

                   I.  Organization and General Information
                       ------------------------------------

 1. (a) Name of Trust...............          Prospectus Front Cover
    (b) Title of securities issued..          Prospectus Front Cover

 2. Name, address and Internal
    Revenue Service Employer
    Identification Number of
    depositor.......................          Sponsor

 3. Name, address and Internal
    Revenue Service Employer
    Identification Number of
    trustee.........................          Trustee

 4. Name, address and Internal
    Revenue Service Employer
    Identification Number
    of principal underwriter........          *

 5. State of organization of Trust..          Prospectus Summary - The Trust

 6. (a) Dates of execution and
    termination of Trust
        Agreement...................          Prospectus Summary - The Trust;
                                              Prospectus Summary - Termination

    (b) Dates of execution and
    termination of Trust
        Agreement...................          Same as set forth in 6(a)

 7. Changes of name.................          *

 8. Fiscal Year.....................          *

 9. Material Litigation.............          *

_____________________

*Not applicable, answer negative or not required.

                     II.  General Description of the Trust
                             and Securities of the Trust
                          --------------------------------

10. (a) Registered or bearer
        securities..................          Prospectus Summary - The Trust

    (b) Cumulative or distributive..          Prospectus Summary -Distributions

    (c) Rights of holders as to
        withdrawal or redemption....          Prospectus Summary -Redemption;
                                              Redemption of MidCap SPDRs;
                                              Administration of the Trust -
                                              Rights of Beneficial Owners

    (d) Rights of holders as to
        conversion, transfer, etc...          Prospectus Summary -Redemption;
                                              Administration of the Trust -
                                              Register of Ownership and
                                              Transfer; - Rights of Beneficial
                                              Owners; Redemption

    (e) Lapses or defaults in
        principal payments with
        respect to periodic payment
        plan certificates...........          *

    (f) Voting rights...............          Administration of the Trust -
                                              Voting

    (g) Notice to holders as to
        change in:

        (1) Composition of Trust
            assets..................          *

        (2) Terms and conditions
            of Trust's securities...          Administration of the Trust -
                                              Amendment

        (3) Provisions of Trust
            Agreement...............          Same as set forth in 10(g)(2)

        (4) Identity of depositor
            and trustee.............          Resignation, Removal and Liability
                                              - The Trustee; - The Sponsor

_____________________

*Not applicable, answer negative or not required.

    (h) Consent of holders
        required to change:

        (1) Composition of Trust
            assets...................         *

        (2) Terms and conditions
            of Trust's securities....         Administration of the Trust -
                                              Amendment
        (3) Provisions of Trust
            Agreement................         Same as set forth in 10(h)(2)

        (4) Identity of depositor
            and trustee..............         Resignation, Removal and Liability -
                                              The Sponsor; - The Trustee

    (i) Other principal
        features of the securities...         Prospectus Summary - The Trust

11. Type of securities
    comprising units.................         The Prospectus - Front Cover;
                                              Prospectus Summary -The Trust; The
                                              Portfolio; The S&P MidCap 400 Index

12. Certain information regarding
    securities comprising periodic
    payment certificates.............         *

13. (a) Certain information regarding
        loads, fees, expenses
        and charges..................         Prospectus Summary -Redemption;
                                              Expenses of the Trust; Redemption of
                                              MidCap SPDRs

    (b) Certain information regarding
        periodic payment plan
        certificates.................         *

    (c) Certain percentages..........         Same as set forth in 13(a)

    (d) Reasons for certain
        differences in prices........         *

    (e) Certain other loads, fees, or
        charges payable by holders...         *

_____________________

*Not applicable, answer negative or not required.

    (f) Certain profits receivable
        by depositor, principal
        underwriters, custodian,
        trustee or affiliated
        persons......................         The Portfolio - Adjustments to the
                                              Portfolio

    (g) Ratio of annual charges and
        deductions to income.........         *

14. Issuance of Trust's securities...         The Trust - Creation of Creation
                                              Units

15. Receipt and handling of
    payments from purchasers.........         The Trust

16. Acquisition and disposition of
    underlying securities............         The Trust - Creation of Creation
                                              Units; The Portfolio;
                                              Administration of the Trust

17. (a) Withdrawal or redemption by
        holders......................         Administration of the Trust
                                              - Rights of Beneficial
                                              Owners; Redemption of MidCap
                                              SPDRs

    (b) Persons entitled or required
        to redeem or repurchase
        securities...................         Same as set forth in 17(a)

    (c) Cancellation or resale of
        repurchased or redeemed
        securities...................         Same as set forth in 17(a)

18. (a) Receipt, custody and
        disposition of income........         Administration of the Trust
                                              - Distributions to Beneficial
                                              Owners

    (b) Reinvestment of distribu-
        tions........................         *

    (c) Reserves or special funds....         Same as set forth in 18(a)

    (d) Schedule of distributions....         *

_____________________

*Not applicable, answer negative or not required.

19. Records, accounts and reports...          The S&P MidCap 400 Index; Distribution of
                                              MidCap SPDRs; Expenses;
                                              Administration of the Trust -
                                              Records; - Distributions to
                                              Beneficial Owners; -Statements to
                                              Beneficial Owners; - Register of
                                              Ownership and Transfer

20. Certain miscellaneous provi-
    sions of Trust Agreement

    (a) Amendments..................          Administration of the Trust
                                              - Amendment

    (b) Extension or termination....          Administration of the Trust
                                              - Amendment; - Termination

    (c) Removal or resignation of
        trustee.....................          Resignation, Removal and
                                              Liability - The Trustee

    (d) Successor trustee...........          Same as set forth in 20(c)

    (e) Removal or resignation of
        depositor...................          Resignation, Removal and
                                              Liability - The Sponsor

    (f) Successor depositor.........          Same as set forth in 20(e)

21. Loans to security holders.......          *

22. Limitations on liabilities......          Resignation, Removal and
                                              Liability - The Trustee; -
                                              The Sponsor

23. Bonding arrangements............          *

24. Other material provisions of
    Trust Agreement.................          *

                       III.  Organization, Personnel and
                           Affiliated Persons of Depositor
                           -------------------------------

25. Organization of depositor.......          Sponsor

26. Fees received by depositor......          *

_____________________

*Not applicable, answer negative or not required.

27. Business of depositor...........          Sponsor

28. Certain information as to
    officials and affiliated
    persons of depositor............          Sponsor

29. Ownership of voting securities
    of depositor....................          Sponsor

30. Persons controlling depositor...          *

31. Payments by depositor for
    certain services rendered
    to Trust........................          *

32. Payments by depositor for
    certain other services
    rendered to Trust...............          *

33. Remuneration of employees of
    depositor for certain
    services rendered to Trust......          *

34. Compensation of other persons
    for certain services rendered
    to Trust........................          *


                IV.  Distribution and Redemption of Securities
                     -----------------------------------------

35. Distribution of Trust's
    securities in states............          Distribution of MidCap SPDRs

36. Suspension of sales of Trust's
    securities......................          *

37. Denial or revocation of
    authority to distribute.........          *

38. (a) Method of distribution......          Prospectus Summary - Underwriting;
                                              The Trust - Creation of Creation
                                              Units; Distribution of MidCap SPDRs

    (b) Underwriting agreements.....          Prospectus Summary - Underwriting;
                                              Distribution of MidCap SPDRs

    (c) Selling agreements..........          Same as set forth in 38(b)

_____________________

*Not applicable, answer negative or not required.

39. (a) Organization of principal
        underwriter.................          Underwriter

    (b) NASD membership of
        principal underwriter.......          Prospectus Summary -Underwriting;
                                              Underwriter

40. Certain fees received by
    principal underwriters..........          *

41. (a) Business of principal
        underwriters................          Prospectus Summary -Underwriting;
                                              Underwriter

    (b) Branch offices of
    principal underwriters..........          *

    (c) Salesmen of principal
    underwriters....................          *

42. Ownership of Trust's securities
    by certain persons..............          *

43. Certain brokerage commissions
    received by principal
    underwriters....................          *

44. (a) Method of valuation for
    determining offering price......          The Portfolio; Valuation

    (b) Schedule as to components of
    offering price..................          *

    (c) Variation in offering
        price to certain persons....          *

45. Suspension of redemption
    rights..........................          *

46. (a) Certain information
        regarding redemption or
        withdrawal valuation........          Valuation; Redemption of MidCap
                                              SPDRs

    (b) Schedule as to components
        of redemption price.........          *

______________________

*Not applicable, answer negative or not required.

47. Maintenance of position in
    underlying securities...........          The Trust; The Portfolio; Distribution of
                                              MidCap SPDRs; Valuation;
                                              Administration of the Trust -
                                              Distribution to Beneficial Owners


              V. Information Concerning the Trustee or Custodian
                 -----------------------------------------------

48. Organization and regulation of
    trustee.........................          Trustee

49. Fees and expenses of trustee....          Expenses of the Trust; Redemptions
                                              of MidCap SPDRs

50. Trustee's lien..................          Expenses of the Trust; Redemption
                                              of MidCap SPDRs



         VI. Information Concerning.Insurance of Holders of Securities
             ---------------------------------------------------------

51. (a) Name and address of
        insurance company...........          *

    (b) Types of policies...........          *

    (c) Types of risks insured and
        excluded....................          *

    (d  Coverage....................          *

    (e) Beneficiaries...............          *

    (f) Terms and manner of
        cancellation................          *

    (g) Method of determining
        premiums....................          *

    (h) Aggregate premiums paid.....          *

    (i) Recipients of premiums......          *

    (j) Other material provisions
        of Trust Agreement relating
        to insurance................          *

_____________________

*Not applicable, answer negative or not required.

                           VII. Policy of Registrant
                                --------------------

52. (a) Method of selecting and
        eliminating securities from
        the Trust...................          The Trust - Creation of Creation
                                              Units; The Portfolio;
                                              Administration of the Trust

    (b) Elimination of securities
        from the Trust..............          *

    (c) Policy of Trust regarding
        substitution and elimina-
        tion of securities..........          Same as set forth in 52(a)

    (d) Description of any other
        fundamental policy of the
        Trust.......................          *

53. (a) Taxable status of the Trust.          Tax Status of the Trust

    (b) Qualification of the Trust
        as a regulated investment
        company.....................          Same as set forth in 53(b)


                  VIII. Financial and Statistical Information
                        -------------------------------------

54. Information regarding the
    Trust's last ten fiscal years...          *

55. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *

56. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *

57. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *

_____________________

*Not applicable, answer negative or not required.

58. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *

59. Financial statements
    (Instruction 1(c) to Form S-6)..          *

                   PROSPECTUS SUPPLEMENT DATED JUNE 16, 1995

  This Prospectus Supplement dated June 16, 1995 modifies the prospectus for SPDR Trust Series 1 dated April 24, 1995 (the "SPDR Prospectus") and the prospectus for the MidCap SPDR Trust Series 1 dated April 27, 1995 (the "MidCap SPDR Prospectus") attached hereto.

  Due to the recent implementation of SEC Rule 15c6-1, transfers of securities will be effected within three (3) Business Days following a securities trade as set forth in the SPDR Trust Prospectus on page 10 and in the MidCap SPDR Trust Prospectus on page 12. Accordingly, the Sponsor has determined to change the Record Date set forth on page 2 of each prospectus from the fourth Business Day after the third Friday in each of March, June, September and December to the second Business Day after the third Friday in each of the same months.

           --------------------------------------------------------
                          PROSPECTUS SUPPLEMENT DATED
                               January 19, 1996
           --------------------------------------------------------

          This Prospectus Supplement dated January 19, 1996 modifies the prospectus for the MidCap SPDR Trust Series 1 (the "Trust") dated April 27, 1995 (the "Base Prospectus") and the prospectus supplement dated June 16, 1995 attached thereto, both of which are attached hereto.

           --------------------------------------------------------

          The Mandatory Termination Date for the Trust currently listed on page 2 of the Base Prospectus as April 27, 2020 has been extended. The new Mandatory Termination date is the earlier of (1) April 27, 2120 or (2) the date 20 years after the death of the last survivor of eleven persons named in the Trust Agreement, the oldest of whom was born in 1990 and the youngest of whom was born in 1993.

           --------------------------------------------------------

          The Sponsor has determined to eliminate the waiver of the Transaction Fee charged in connection with the creation of fifteen (15) or more Creation Units, as more fully described on pages 5-6 and 28 of the Base Prospectus. Therefore, effective January 19, 1996 until further notice, the Transaction Fee payable for a creation through the MidCap SPDR Clearing Process of two (2) or more Creation Units per Participating Party per day will be $3,000.

           --------------------------------------------------------

PROSPECTUS

  STANDARD & POOR'S MIDCAP 400 DEPOSITARY RECEIPTS (TM) ("MIDCAP SPDRS") (TM)

                          MIDCAP SPDR TRUST, SERIES 1

                            A UNIT INVESTMENT TRUST

                               ----------------

  This Trust (the "Trust") is formed by PDR Services Corporation, a Delaware corporation (the "Sponsor") and a wholly-owned subsidiary of the American Stock Exchange, Inc. (the "Exchange"), to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the portfolio of securities held by the Trust (the "Securities") consisting of substantially all of the common stocks, in substantially the same weighting, as the component common stocks of the Standard & Poor's MidCap 400 Index (the "S&P MidCap 400 Index").* While the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the S&P MidCap 400 Index, there is no assurance that this investment objective can be achieved. Each unit of fractional undivided interest in the Trust is referred to as a Standard & Poor's MidCap 400 Depositary Receipt ("MidCap SPDR"). The value of the Securities and, consequently, the value of MidCap SPDRs, will fluctuate. The minimum number of MidCap SPDRs that may be created or redeemed at any one time as described below is 25,000, which aggregation is referred to herein as a "Creation Unit".

  MidCap SPDRs have been accepted for listing on the Exchange subject to official notice of issuance. Once created, MidCap SPDRs may be traded in the secondary market on a per-MidCap SPDR basis, and need not be traded in Creation Unit size aggregations.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                        Prospectus dated April 27, 1995

                                      LOGO

 Investors are advised to read and retain this Prospectus for future reference.

                               ----------------

* "Standard & Poor's MidCap 400 Index", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Depositary Receipts" and "MidCap SPDRs" are trademarks of McGraw-Hill, Inc. PDR Services Corporation and the American Stock Exchange, Inc. are permitted to use these trademarks pursuant to a License Agreement with Standard & Poor's, a division of McGraw-Hill, Inc. The Trust, however, is not sponsored by or affiliated with Standard & Poor's or McGraw-Hill, Inc.

                 COPYRIGHT (C) 1994 BY PDR SERVICES CORPORATION

                  ESSENTIAL INFORMATION AS OF APRIL 26, 1995+

Number of MidCap SPDRs:        375,000

Fractional Undivided
Interest in Trust
Represented by each MidCap     1/375,000th
SPDR:

Record Date:                   Quarterly, currently anticipated to be the
                               fourth Business Day after the third Friday in each of March, June, September and December.++

Dividend Payment Dates:        Quarterly, on the last Business Day of April,
                               July, October and January.++

Trustee's Annual Fee:          From 10/100 of one percent to 14/100 of one
                               percent, based on net asset value of the Trust, as the same may be reduced by certain amounts, plus the Transaction Fee.+++

Estimated Ordinary Operating
Expenses of the Trust:
                               30/100 of one percent (inclusive of Trustee's annual fee)+++

Net Asset Value per MidCap
SPDR (based on the value of
the Securities, other net
assets of the Trust and
number of MidCap SPDRs
outstanding):
                               $36.91

Evaluation Time:               Closing time of the regular trading session on
                               the New York Stock Exchange, Inc. (ordinarily
                               4:00 p.m. New York time).

Licensor:                      Standard & Poor's, a division of McGraw-Hill,
                               Inc.

Mandatory Termination Date:    April 27, 2020

Discretionary Termination:     Trust may be terminated if at any time after
                               six months following and prior to three years
                               following the Initial Date of Deposit the value
                               of the securities held by the Trust is less
                               than $25,000,000 or if at any time after three
                               years following the Initial Date of Deposit
                               such value is less than $100,000,000, as such
                               amount shall be adjusted for inflation.++++
--------
   + The Trust Agreement has become effective and the initial deposit has been made on April 27, 1995 (the "Initial Date of Deposit").

  ++ See "Administration of the Trust--Distributions to Beneficial Owners".

 +++ See "Expenses of the Trust".

++++ The Trust may also be terminated under other circumstances. See
    "Administration of the Trust --Termination".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

OBJECTIVES

  The Sponsor has formed the Trust to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the Securities which consist of substantially all of the common stocks, in substantially the same weighting, as the component common stocks of the S&P MidCap 400 Index, in the form of a security that closely tracks the S&P MidCap 400 Index and that may be traded as a share of common stock. The investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the component common stocks of the S&P MidCap 400 Index (the "Index Securities"). There can be no assurance that this investment objective will be met fully because it may not be possible for the Trust to replicate and maintain exactly the composition and relative weightings of the Index Securities. It is also possible that, from time to time, the Trust will be unable to purchase all of the Index Securities. In certain circumstances, the Trust may be required to make distributions in excess of the yield performance of the Index Securities (see "Tax Status of the Trust"). The value of the Securities and, consequently, the value of MidCap SPDRs, is subject to changes in the value of common stocks generally and to other factors. Further, the payment of dividends and maintenance of capital are subject to a number of conditions, including the financial condition of the issuers of the Securities (see "Special Considerations").

THE TRUST

  The Trust is a unit investment trust organized under the laws of the State of New York. The Trust is governed by a trust agreement (the "Trust Agreement") between The Bank of New York, a corporation organized under the laws of New York with powers of a trust company under the New York Banking Law (the "Trustee"), and the Sponsor dated and executed as of the Initial Date of Deposit.

DISTRIBUTOR

  The Distributor for MidCap SPDRs is PDR Distributors, Inc., a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. and a wholly-owned subsidiary of Signature Financial Group, Inc. (see "Underwriting").

PORTFOLIO DEPOSITS

  All orders to create MidCap SPDRs in Creation Unit size aggregations must be placed with the Distributor (see "Underwriting" and "Procedure for Creation of Creation Units"). To be eligible to place orders with the Distributor to create Creation Unit size aggregations of MidCap SPDRs, an entity or person either must be a (1) Participating Party, as hereinafter defined or (2) a Depository Trust Company Participant (see "Book-Entry Ownership of MidCap SPDRs"), and in each case must have executed a Participant Agreement, as hereinafter defined (see "The Trust--Procedures for Creation of Creation Units" and "The Trust-- Placement of Creation Orders Using MidCap SPDR Clearing Process"). As used herein, the term "Participating Party" means a broker-dealer or other participant in the MidCap SPDR Clearing Process, as hereinafter defined, through the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the Securities and Exchange Commission (the "Commission"). Upon acceptance of an order to create MidCap SPDRS, the Distributor will transmit such order to the Trustee and instruct the Trustee to initiate the book entry movement of the appropriate number of MidCap SPDRs to the account of the entity placing the order. Payment for orders to create MidCap SPDRs will be made by deposits with the Trustee of a portfolio of securities that is substantially similar in composition and weighting to the Index Securities (see "The Trust--Creation of MidCap SPDRs"), together with a cash payment in an amount which shall be equal to the Dividend Equivalent Payment (as hereinafter defined), plus or minus, as the case may be, the Balancing Amount (as hereinafter defined--see "The Portfolio--Adjustments to the Portfolio Deposit"). The "Dividend Equivalent Payment" enables the Trustee to make a distribution of dividends on the next Dividend Payment Date (as hereinafter defined), and is an amount equal, on a per Creation Unit basis, to the dividends on all the Securities with ex-dividend dates within the accumulation period, net of expenses and liabilities for such period (including, without limitation, (x) taxes or other governmental charges against the Trust not previously deducted, if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see "Expenses of the Trust")), as if all of the Securities had been held for the entire accumulation period for such distribution. For federal income tax purposes, a portion of dividend distributions may result in a return of capital to Beneficial Owners (as hereinafter defined) of MidCap SPDRs (see "Tax Status of the Trust").

  The Dividend Equivalent Payment and the Balancing Amount are collectively referred to herein as the "Cash Component" and the deposit of such a portfolio of securities and the Cash Component are collectively referred to herein as a "Portfolio Deposit". In connection with the creation of MidCap SPDRs, in the event that the Trustee determines, in its discretion, that an Index Security is likely to be unavailable for delivery or available in insufficient quantity for delivery to the Trust upon the creation of MidCap SPDRs in Creation Unit size aggregations, then the Trustee shall have the right in its discretion to permit the cash equivalent value of such Index Security or Index Securities to be included in the Portfolio Deposit as a part of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit (see "The Portfolio--Creation of Creation Units"). If an Index Security is not eligible for transfer through the MidCap SPDR Clearing Process, the Trustee shall include the cash equivalent value of such Index Security as a part of the Cash Component to be received from the creator in the manner discussed in the preceding sentence. Such cash equivalent value will be based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such creation order is deemed received by the Distributor (see "Procedures for Creation of Creation Units", "Placement of Creation Orders Using MidCap SPDR Clearing Process" and "Placement of Creation Orders Outside MidCap SPDR Clearing Process".) As of the Initial Date of Deposit, one of the Index Securities, the common stock issued by Overseas Shipholding Group Inc. ("OSG"), is not eligible for transfer through the MidCap SPDR Clearing Process. Therefore, creators will provide the Trustee with the cash equivalent value of OSG stock as a part of the Cash Component in lieu of including OSG stock in the securities portion of a Portfolio Deposit. Pursuant to the Trust Agreement, the Trustee will use such cash to purchase the appropriate number of OSG shares and will hold such securities in physical form. If OSG stock subsequently becomes eligible for transfer through the MidCap SPDR Clearing Process, the Trustee shall notify the Distributor and DTC. Thereafter, OSG stock would be included in the Portfolio Deposit and would be treated in the same manner as other Index Securities.

  In connection with the creation of MidCap SPDRs, if a creator is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right, in its discretion, to permit the cash equivalent value of such Index Security or Index Securities to be included in the Portfolio Deposit based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such creation order is deemed received by the Distributor (see "Placement of Creation Orders Outside MidCap SPDR Clearing Process") as part of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit. In such case such creator will pay the Trustee the Standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit, subject to the current maximum charge of $12,000, as described below.

  Investors should be aware that when the Trustee receives a Cash Component, a portion of which is to be used to purchase certain Index Securities under certain circumstances discussed above and under "The Trust--Creation of Creation Units," the Trust will bear brokerage commissions incurred in connection with the purchase of such Index Securities as well as the risk of any market price increase or decrease that may occur with regard to such Index Security until the cash is used by the Trustee to purchase such Index Security (see "Special Considerations and Risk Factors--General").

  An entity or person placing creation orders with the Distributor must deposit Portfolio Deposits either (i) through the CNS clearing processes of NSCC, as such processes have been enhanced to effect creations and redemptions of Creation Unit size aggregations of MidCap SPDRs, such processes being referred to herein as the "MidCap SPDR Clearing Process", or (ii) with the Trustee outside the MidCap SPDR Clearing Process (i.e., through the facilities of DTC).

TRANSACTION FEE

  Subject to the changes, modifications or waivers described below, a transaction fee will be payable to the Trustee in connection with each creation and redemption of Creation Unit size aggregations of MidCap SPDRs (the "Transaction Fee"). Such Transaction Fee is non-refundable, regardless of the net asset value of the Trust.

  If Creation Units are created or redeemed outside the MidCap SPDR Clearing Process, an additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit will be charged to the creator or redeemer per Creation Unit per day. Under the current schedule, therefore, the total fee charged in connection with the creation or redemption of one Creation Unit outside the MidCap SPDR Clearing Process would be $1,500 (the Transaction Fee for the creation or redemption of one Creation Unit) plus an additional amount of $4,500 (3 times $1,500) for a total of $6,000, subject to the current maximum charge of $12,000, as described below.

  The Transaction Fee charged in connection with the creation or redemption of Creation Units through the MidCap SPDR Clearing Process shall be as set forth in the table below:

            CREATIONS OR REDEMPTIONS PER PARTICIPATING PARTY PER DAY

     1-10 Creation Units   $1,500 per Creation Unit
     11-25 Creation Units  $ 500* per Creation Unit
     26 and more           $ 250* per Creation Unit

---------
* The Transaction Fee applies to the number of Creation Units that falls into the size category indicated.

  Following the Initial Date of Deposit, and until the Trust prospectus is amended as described below, the Transaction Fee payable in connection with creations made through the MidCap SPDR Clearing Process shall be modified so that $1,500 will be charged for a creation order for one (1) Creation Unit per Participating Party per day and $3,000 will be charged for two (2) or more Creation Units per Participating Party per day. Further, the entire amount of this maximum Transaction Fee (i.e., $3,000) will be waived for any Participating Party creating at least fifteen (15) Creation Units through the MidCap SPDR Clearing Process on any one day. In addition, until further notice is given as described below, the total fee charged in connection with creations made on any one day outside the MidCap SPDR Clearing Process (i.e., the Transaction Fee plus additional amounts) will be subject to a maximum charge of $12,000 per day. Under the current schedule, therefore, the Transaction Fee plus additional amounts charged in connection with the creation of Creation Units outside the MidCap SPDR Clearing Process on any day is $6,000 for one Creation Unit and $12,000 for two or more Creation Units. No waiver of the Transaction Fee or additional amounts incurred in connection with redemptions of MidCap SPDRs, whether made through or outside the MidCap SPDR Clearing Process, is permitted under the current schedule.

  From time to time and for such periods as the Sponsor, in its sole discretion, may determine, the Transaction Fee (as well as any additional amounts charged in connection with creation and/or redemptions made outside the MidCap SPDR Clearing Process) may be increased, decreased, otherwise modified or waived in its entirety for certain lot-size creations and/or redemptions of MidCap SPDRs, or for creations and/or redemptions made under certain specified circumstances, without consent of Beneficial Owners, subject to certain conditions (see "The Trust--Creation of Creation Units" and "Procedures for Redemption of MidCap SPDRs"). The Sponsor also reserves the right, from time to time, to vary the lot-size of the creations and/or redemptions of MidCap SPDRs subject to such an increase or decrease and/or entitled to such waiver of the Transaction Fee. Any change so made will not cause the amount of the Transaction Fee to exceed 20/100 of one percent (twenty basis points) of the value of one Creation Unit at the time of a creation, or redemption, as the case may be. Such changes and variations will be effected by an amendment to the current Trust prospectus. The Transaction Fee charged in connection with a creation or redemption of Creation Units will never be an amount less than the stated maximum charge currently in effect per Creation Unit (e.g., currently $1,500) unless such amount is waived, decreased or otherwise modified pursuant to the provisions discussed in the preceding paragraphs. The amount of the Transaction Fee in effect at any given time will be available from the Trustee.

  The Transaction Fee will be waived in connection with the creation of Creation Units made under the circumstances described in the following sentence. Such waiver of the Transaction Fee will apply to any Participating Party creates a minimum of fifteen (15) Creation Units during the period commencing on the Initial Date of Deposit and ending on the first day of Exchange trading.

  MidCap SPDRs may be created or redeemed only in Creation Unit size aggregations of 25,000 MidCap SPDRs, or in multiples thereof (e.g., 50,000, 75,000, 100,000 MidCap SPDRs), and, other than in connection with the Service (see "Administration of the Trust--Dividend Reinvestment Service"), no fractional Creation Units will be created or redeemed. The Trustee reserves the right to declare a split or reverse split in the number of MidCap SPDRs outstanding and a corresponding change in the number of MidCap SPDRs constituting a Creation Unit in the event that the per MidCap SPDR price in the secondary market changes to an amount that the Sponsor believes falls outside a desirable retail range. For example, if a 2-for-1 split were declared, the number of MidCap SPDRs in a Creation Unit size aggregation of MidCap SPDRs would double (e.g., from 25,000 to 50,000 MidCap SPDRs per Creation Unit).

PORTFOLIO ADJUSTMENTS

  To maintain the correlation between the composition and weighting of Securities and that of the Index Securities, the composition and weightings of the Securities will be adjusted from time to time to conform to periodic changes in the identity and/or relative weightings of the Index Securities made by Standard & Poor's, a division of McGraw-Hill, Inc., ("Standard & Poor's" or "S&P"). The Trustee will aggregate certain of these adjustments and make conforming changes to the Trust's portfolio at least monthly; adjustments will be made more frequently, however, in the case of changes to the S&P MidCap 400 Index that are significant (see "The Portfolio--Adjustments to the Portfolio"). The composition and weightings of the securities portion of a Portfolio Deposit will also be adjusted to conform to changes in the S&P MidCap 400 Index. Any change in the identity or weighting of an Index Security will result in a corresponding adjustment to the prescribed Portfolio Deposit effective on the Business Day (a "Business Day" being any day that the New York Stock Exchange is open for business) following the third (3rd) day on which the change to the S&P MidCap 400 Index takes effect after the close of the market (see "The Portfolio--Adjustments to the Portfolio Deposit").

BOOK ENTRY OWNERSHIP OF MIDCAP SPDRS

  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the "Depository") or its nominee will be the record or registered owner of all outstanding MidCap SPDRs. Beneficial ownership of MidCap SPDRs will be shown on the records of the Depository or its participants. Certificates will not be issued for MidCap SPDRs, whether in Creation Unit size aggregations or otherwise (see "The Trust--Book-Entry-Only System").

EXPENSES

  The expenses incident to the organization of the Trust and its registration as an investment company will be capitalized and amortized on a straight line basis over five years following the Initial Date of Deposit (see "Expenses of the Trust"). The Trustee's fees are set forth generally in the Summary of Essential Information and more specifically in "Expenses of the Trust" below. Other expenses of the Trust are also described more fully in "Expenses of the Trust".

FEDERAL INCOME TAX CONSIDERATIONS

  The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and to distribute annually its entire investment company taxable income and net capital gain. Distributions that are taxable as ordinary income to Beneficial Owners generally are expected to constitute dividend income for federal income tax purposes and to be eligible for the dividends-received deduction available to many corporations to the extent of qualifying dividend income received by the Trust (see "Tax Status of the Trust"). The Trust's regular quarterly distributions will be based on the dividend performance of the Securities held during such quarterly distribution period rather than the actual taxable income of the Trust. As a result, a portion of the distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may be required to make additional distributions to maintain its status as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income (see "Tax Status of the Trust" and "Administration of the Trust--Distributions to Beneficial Owners").

ERISA CONSIDERATIONS

  In considering the advisability of an investment in MidCap SPDRs, fiduciaries of pension, profit sharing or other tax-qualified retirement plans (including Keogh Plans) and welfare plans (collectively, "Plans") subject to the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider whether an investment in MidCap SPDRs is permitted by the documents and instruments governing the Plan and whether the investment satisfies the diversification requirements of ERISA. Individual retirement account ("IRA") investors should consider that an IRA may make only such investments as are authorized by its governing instruments.

  The fiduciary standards and prohibited transaction rules of ERISA and the Code will not apply to transactions involving the Trust's assets while MidCap SPDRs are held by a Plan or IRA. Unlike many other investment vehicles offered to Plans and IRAs, the Trust's assets will not be treated as "plan assets" of the Plans or IRAs which acquire or purchase MidCap SPDRs. Although ERISA imposes certain duties on Plan fiduciaries and ERISA and/or Section 4975 of the Code prohibit certain transactions involving "plan assets" between Plans or IRAs and their fiduciaries or certain related persons, those rules will not apply to transactions involving the Trust's assets because MidCap SPDRs represent an interest in the Trust, and the Trust is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). ERISA, the Code and U.S. Department of Labor regulations contain unconditional language exempting the assets of registered investment companies from treatment as "plan assets" in applying the fiduciary and prohibited transaction provisions of ERISA and the Code.

RESTRICTIONS ON PURCHASES BY INVESTMENT COMPANIES

  The acquisition of MidCap SPDRs by registered investment companies is subject to the restrictions set forth in section 12(d)(1) of the 1940 Act.

INVESTMENT MANAGEMENT

  The Trust will hold the Securities and cash and will not be actively "managed" by traditional methods, which typically involve effecting changes in the Securities on the basis of judgments made relating to economic, financial and market considerations. The composition and relative weightings of the Securities will, however, be adjusted to conform to changes in the composition and weighting of the Index Securities in the manner set forth in the Trust Agreement (see "The Portfolio--Adjustments to the Portfolio").

DISTRIBUTIONS

  Quarterly distributions based on the amount of dividends payable with respect to Securities held by the Trust and other income, if any, received by the Trust, net of fees and expenses, will be made via the Depository and its participants to Beneficial Owners (see "The Trust--Book-Entry-Only System") on each Dividend Payment Date (see "Administration of the Trust--Distributions to Beneficial Owners"). Any capital gain income recognized by the Trust in any taxable year that is not previously treated as distributed during the year ordinarily will be distributed at least annually in January of the following taxable year. The Trust may make additional distributions shortly after the end of the year in order to satisfy certain distribution requirements imposed by the Code (see "Tax Status of the Trust" and "Administration of the Trust-- Distributions to Beneficial Owners"). Although all distributions will initially be made quarterly, the Trustee reserves the right to vary the periodicity with which distributions are made (see "Administration of the Trust--Distributions to Beneficial Owners"). Those Beneficial Owners interested in reinvesting their quarterly distributions may participate through DTC Participants in the DTC book-entry Dividend Reinvestment Service (the "Service") available through certain brokers (see "Administration of the Trust--Dividend Reinvestment Service").

REDEMPTION

  MidCap SPDRs in Creation Unit size aggregations are redeemable in kind only and are not redeemable for cash (see "Redemption of MidCap SPDRs"). MidCap SPDRs can be redeemed only in Creation Unit size aggregations effected by a Participating Party (with respect to redemptions through the MidCap SPDR Clearing Process) or a DTC Participant (with respect to redemptions outside the MidCap SPDR Clearing Process), in either case which has executed a Participant Agreement (see "Redemption of MidCap SPDRs--Procedure for Redemption of MidCap SPDRs"). Individual MidCap SPDRs are not redeemable, but entitle the owners thereof to certain payments upon termination of the Trust (see "Administration of the Trust--Termination"). Prior to termination, MidCap SPDR owners may aggregate individual MidCap SPDRs to Creation Unit size or multiples thereof (e.g., 25,000, 50,000 MidCap SPDRs, etc.) and request that the Trustee redeem the MidCap SPDRs so aggregated. There can be no assurance, however, that there always will be sufficient depth and liquidity in the public trading market to complete all such transactions (see "Special Considerations"). Owners of MidCap SPDRs in less than Creation Unit size aggregations may have to pay brokerage fees and commissions to acquire sufficient MidCap SPDRs (i.e., 25,000 MidCap SPDRs) to constitute a Creation Unit. Each redemption will also be accompanied by a Cash Redemption Payment (as hereinafter defined, see "Redemption of MidCap SPDRs--Procedure for Redemption of MidCap SPDRs") which on any given Business Day is an amount identical to the Cash Component of a Portfolio Deposit.

  In the event that the Trustee determines, in its discretion, that an Index Security is likely to be unavailable for delivery or available in insufficient quantity for delivery by the Trust upon the redemption of MidCap SPDRs in Creation Unit size aggregations, then the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Using MidCap SPDR Clearing Process), as part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. If an Index Security is not eligible for transfer through the MidCap SPDR Clearing Process, the Trustee shall include the cash equivalent value of such Index Security as a part of the Cash Redemption Payment to the redeemer in the manner discussed in the preceding sentence. As discussed above, OSG stock is currently not eligible for transfer through the MidCap SPDR Clearing Process. Therefore, the Trustee will deliver the cash equivalent value of OSG stock as a part of the Cash Redemption Payment in lieu of delivering OSG stock to the redeemer. If OSG stock subsequently becomes eligible for transfer through the MidCap SPDR Process, the Trustee will deliver OSG stock to all redeemers in the same manner as all the Index Securities transferring through the MidCap SPDR Clearing Process.

  In connection with the redemption of MidCap SPDRs, if a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Outside MidCap SPDR Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In such case, such investor will pay the Trustee the Standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit, subject to the current maximum charge of $12,000.

  MidCap SPDR owners may also be required to pay Excess Cash Amounts, (as hereinafter defined) when applicable, in connection with a redemption of MidCap SPDRs (See "Redemption of MidCap SPDRs--Procedure for Redemption of SPDRs.") The Transaction Fee will be charged in connection with the redemption of each Creation Unit size aggregation of MidCap SPDRs. If a request for redemption is made directly to the Trustee outside the MidCap SPDR Clearing Process, an additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit will be charged to the redeemer due to the increased expense associated with delivery outside the MidCap SPDR Clearing Process (see "Prospectus Summary--Transaction Fee").

TERMINATION

  The Trust will terminate by its terms in twenty-five (25) years or earlier upon the agreement of the Beneficial Owners of 66 2/3% of the then outstanding MidCap SPDRs or in the event that MidCap SPDRs are de-listed from the Exchange (see "Exchange Listing"). The Sponsor will also have the discretionary right to terminate the Trust if at any time after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust shall fall below $25,000,000 or if at any time after three years following the Initial Date of Deposit such value is less than $100,000,000, as such dollar amount shall be adjusted for inflation in accordance with the National Consumer Price Index for All Urban Consumers (the "CPI-U")* as published by the United States Department of Labor, such adjustment to take effect at the end of the fourth year following the Initial Date of Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month

--------
* The CPI-U, as published by the United States Department of Labor, measures the inflation rate of specified commodities deemed representative of the purchases of all urban consumers.

period ending in the month preceding the month in which such adjustment is made. The Trustee shall also have the right to terminate the Trust in the event that (a) the Sponsor resigns or becomes incapable of discharging its duties and a successor is not appointed; (b) the Depository is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a comparable replacement is unavailable; (c) NSCC no longer provides clearance services with respect to MidCap SPDRs, or if the Trustee is no longer a member of NSCC; (d) Standard & Poor's ceases publishing the S&P MidCap 400 Index; or
(e) the License Agreement (as hereinafter defined) is terminated (see "Administration of the Trust--Termination"). The Trust shall also terminate if the Trustee resigns or becomes incapable of discharging its duties and a successor is not appointed.

UNDERWRITING

  PDR Distributors, Inc. (the "Distributor") will act as underwriter of MidCap SPDRs on an agency basis. All orders to create MidCap SPDRs in Creation Unit size aggregations must be placed with the Distributor, and it will be the responsibility of the Distributor to transmit such orders to the Trustee. The Distributor will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor shall reject any order which is not submitted in proper form. Upon acceptance of an order to create MidCap SPDRs, the Distributor will instruct the Trustee to initiate the book-entry movement of the appropriate number of MidCap SPDRs to the account of the entity placing the order. The Distributor will also be responsible for delivering a prospectus to those persons creating MidCap SPDRs. The Distributor will also maintain records of both the orders placed with it for the creation of MidCap SPDRs and the confirmations of acceptance issued by it. In addition, the Distributor will maintain a record of the instructions given to implement delivery of MidCap SPDRs in response to orders placed with it. The Distributor may also provide certain other administrative services, such as those related to state securities law compliance. The Distributor is a corporation organized in 1991 under the laws of the State of Delaware and is located at 6 St. James Avenue, Boston, MA 02116. The Distributor is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. and a wholly-owned subsidiary of Signature Financial Group, Inc. The Sponsor will pay the Distributor for its services a flat annual fee. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the Commission.

                    SPECIAL CONSIDERATIONS AND RISK FACTORS

GENERAL

  Investment in the Trust should be made with an understanding that the value of the Securities may fluctuate in accordance with changes in the financial condition of the issuers of the Securities (particularly those that are heavily weighted in the S&P MidCap 400 Index), the value of common stocks generally and other factors. The identity and weighting of the Index Securities and the Securities also will change from time to time (see "The Portfolio--Adjustments to the Portfolio" and "The Portfolio--Selection and Acquisition of Securities"). There can be no assurance that the issuers of the Securities will pay dividends on outstanding shares of common stock. Distributions on the Securities will generally depend upon the declaration of dividends by the issuers of the Securities; the declaration of such dividends generally depends upon various factors, including the financial condition of the issuers and general economic conditions. As discussed above, the Trust, unlike a managed investment company, will not be actively "managed" by traditional methods, and therefore the adverse financial condition of an issuer will not result in the elimination of its securities from the Securities held by the Trust unless the Securities of such issuer are removed from the S&P MidCap 400 Index (see "The Portfolio--Adjustments to the Portfolio").

  An investment in the Trust should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the Securities and thus in the value of MidCap SPDRs). Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises. As discussed above, the Trust will not be actively "managed" and therefore common stocks held by the Trust will not be disposed of as a result of normal fluctuations in the market.

  Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the issuer, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), or preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding. The value of the Securities thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit (see "Market Risks"). The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

  An investment in the Trust should also be made with an understanding that the Trust may never be able to replicate exactly the performance of the S&P MidCap 400 Index because the total return generated by the Securities will be reduced by transaction costs incurred in adjusting the actual balance of the Portfolio Securities and other Trust expenses, whereas such transaction costs and expenses are not included in the calculation of the S&P MidCap 400 Index. It is also possible that for a period of time, the Trust may not fully replicate the performance of the S&P MidCap 400 Index due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time, because the Trustee is required to correct such imbalances by means of adjusting the composition or weighting of Portfolio Securities (see "The Portfolio--Adjustments to the Portfolio").

  Investors should also be aware that when the Trustee receives a Cash Component, a portion of which is to be used to purchase certain Index Securities under the circumstances discussed under "The Trust--Creation of Creation Units" (e.g., when a security is ineligible for transfer through the MidCap SPDR Clearing Process), the Trust will bear the risk of any price increase or decrease that may occur with regard to such Index Security during the period beginning with the receipt of the Cash Component and ending when such cash is used by the Trustee to purchase some or all of the appropriate number of shares of such Index Security. Beneficial Owners of MidCap SPDRs will also be at risk, therefore, because if the price of such Index Security were to increase, Beneficial Owners would have an interest in fewer shares of such Index Security than if such Index Security had been either tendered as part of the Portfolio Deposit or purchased on the date on which the Cash Component was delivered to the Trustee. Conversely, if the price of such Index Security were to decrease, Beneficial Owners would have an interest in a greater number of shares of such Index Security than if such Index Security had been either tendered as part of the Portfolio Deposit or purchased on the date on which the Cash Component was delivered to the Trustee.

  Neither the Depository nor Beneficial Owners of MidCap SPDRs are entitled either to dispose of any of the Securities in the Trust, as such, or to vote the Securities. As the beneficial owner of the Securities, the Trustee will have the right to vote all of the voting Securities (see "Administration of the Trust--Voting").

  Except as otherwise specifically noted, the time frames for delivery of securities, cash, or MidCap SPDRs in connection with creation and redemption activity within the MidCap SPDR Clearing Process as set forth herein are based on NSCC's current "regular way" settlement period of five (5) days during which NSCC is open for business (each such day an "NSCC Business Day").* NSCC will, in the future, reduce such "regular way" settlement period, in which case it is anticipated that there would be a corresponding reduction in settlement periods applicable to MidCap SPDR creations and redemptions. Investors should note that NSCC Business Days do not always coincide with the days during which the Trustee is open for business.

NET ASSET VALUE AND MARKET PRICES

  The Trust's assets will consist primarily of the Securities. Therefore, the net asset value of MidCap SPDRs in Creation Unit size aggregations and, proportionately, the net asset value per MidCap SPDR, will change as fluctuations occur in the market value of Securities. Investors should also be aware that the aggregate public trading market price of 25,000 MidCap SPDRs may be different from the net asset value of a Creation Unit aggregation of MidCap SPDRs (i.e., 25,000 MidCap SPDRs may trade at a premium over or at a discount to the net asset value of a Creation Unit) and similarly the public trading market price per MidCap SPDR may be different from the net asset value of a Creation Unit on a per MidCap SPDR basis (see "Special Considerations and Risk Factors--Market Risks"). This price difference may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for MidCap SPDRs will be closely related to, but not identical to, the same forces influencing the prices of the S&P MidCap 400 Index stocks trading individually or in the aggregate at any point in time. The expenses of the Trust will be reflected in the net asset value of MidCap SPDRs in Creation Unit size aggregations and the expenses of the Trust will be accrued daily (see "Expenses of the Trust").

--------
* Currently, "regular way" settlement takes place within five (5) NSCC Business Days following a securities trade (generally expressed as "T+5"). Following the effective date of SEC Rule 15c6-1 requiring a shortened settlement period for securities trades ("SEC Rule 15c6-1"), NSCC's "regular way" settlement period will be shortened to three (3) NSCC Business Days following a securities trade (generally expressed as "T+3"), except during NSCC's "conversion period" during which trade settlements move from T+5 to T+3 and hence may settle on the fourth (4th) NSCC Business Day following a securities trade ("T+4").

TRADING CONSIDERATIONS

  Prior to the date of this Prospectus, there has been no market for MidCap SPDRs trading individually or in Creation Unit size aggregations and, consequently, there can be no assurance that active trading markets will develop, nor is there an accurate basis for predicting the price levels at which MidCap SPDRs may trade. The Sponsor will not maintain a secondary market in MidCap SPDRs. MidCap SPDRs have been accepted for listing on the Exchange subject to official notice of issuance. The market symbol for MidCap SPDRs will be MDY. Trading in MidCap SPDRs on the Exchange may be halted due to market conditions or, in light of Exchange rules and procedures, for reasons that, in the view of the Exchange, make trading in MidCap SPDRs inadvisable. In addition, trading in MidCap SPDRs on the Exchange will be subject to trading halts caused by extraordinary market volatility pursuant to Exchange "circuit breaker" rules that require trading in securities on the Exchange to be halted for a specified time period based on a specified market decline. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of MidCap SPDRs will continue to be met or will remain unchanged. The Trust will be terminated in the event MidCap SPDRs are delisted from the Exchange. For a description of the conditions to listing of MidCap SPDRs and the circumstances under which the Exchange would consider the suspension of trading in or the delisting of MidCap SPDRs, see "Exchange Listing". Further, the Trust may be terminated, among other reasons, in the event that the License Agreement is terminated or the net asset value of the Trust falls below a specified level (see "Administration of the Trust--Termination").

MARKET RISKS

  MidCap SPDRs are subject to the risks of an investment in a broad-based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. Investors should also note that the S&P MidCap 400 Index contains the stocks of mid-capitalization issuers and such stocks may be subject to liquidity and trading patterns and market and performance cycles different from those experienced by stocks issued by larger capitalization issuers. MidCap SPDRs are also subject to risks other than those associated with an investment in a broadly based portfolio of common stocks in that the selection of the stocks included in the Trust's portfolio, the expenses associated with the Trust or other factors distinguishing an ownership interest in a trust from the direct ownership of a portfolio of securities may affect trading in MidCap SPDRs as compared with trading in a broadly based portfolio of common stocks. MidCap SPDRs are further subject to the risk that extraordinary events may cause any of the parties providing services to the Trust, such as the Trustee, the Sponsor, the Distributor, the Depository or NSCC, to be closed or otherwise unable to perform such party's obligations as set forth herein and in the agreements between and among such parties. According to the terms of the Trust Agreement, if any of the above named entities fails or is otherwise unable to perform adequately its duties, a successor entity may be named or appointed to assume all duties and obligations of its predecessor. If, however, no suitable successor is available or willing to undertake all such duties and obligations, under the Trust Agreement the Trust will then be terminated (see "Administration of the Trust--Termination").

  The Trustee will deliver a portfolio of Securities for each Creation Unit size aggregation of MidCap SPDRs delivered for redemption, identical in weighting and composition to the securities portion of a Portfolio Deposit as in effect on the date request for redemption is made (see "Redemption of MidCap SPDRs"). If a redemption is processed through the MidCap SPDR Clearing Process, to the extent that the securities to be delivered on settlement date are not delivered, they will be covered by NSCC's guarantee of the completion of such delivery. Any Securities not received on settlement date will be marked to the market until delivery is completed. The Trust, to the extent it has not already done so, remains obligated to deliver such Securities to NSCC, and the market risk of any increase in the value of such Securities until delivery is made by the Trust to NSCC could adversely affect the net asset value of the Trust. Investors should note that the Securities to be delivered to a redeemer submitting a redemption request outside the MidCap SPDR Clearing Process that are not delivered to such redeemer are not covered by NSCC's guarantee of completion of such delivery.

  Investors should also note that the size of the Trust in terms of total assets held may change substantially over time and from time to time as MidCap SPDRs in Creation Unit size aggregations are created and redeemed. Such fluctuations in Trust size should not adversely impact the net asset value at any time, because the amount of the Cash Component or the Cash Redemption Payment upon creations or redemptions, respectively, of MidCap SPDRs in Creation Unit size aggregations is determined each day to equate the value of the Portfolio Deposit to the net asset value of the Trust, on a per Creation Unit basis, at the close of business on the day of such request (see "The Portfolio--Adjustments to the Portfolio Deposit").

  Investors in the Trust should also be aware that there are tax consequences associated with the ownership of MidCap SPDRs resulting from the distribution of Trust dividends and sales of MidCap SPDRs as well as the sales of underlying Securities held by the Trust in connection with redemptions under certain circumstances (see "Tax Status of the Trust--Tax Consequences to Beneficial Owners").

REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

To the Unitholder and Trustee of MidCap SPDR Trust, Series 1

  In our opinion, the accompanying statement of financial condition, including the schedule of investments, presents fairly, in all material respects, the financial position of MidCap SPDR Trust, Series 1 at April 27, 1995, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Trust's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in conformity with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at April 27, 1995 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

New York, New York
April 27, 1995

MIDCAP SPDR TRUST, SERIES 1
STATEMENT OF FINANCIAL CONDITION
OPENING OF BUSINESS, APRIL 27, 1995

--------------------------------------------------------------------------------

ASSETS
  Investment in Securities, at value (cost $13,841,812.49) (Note
   1)...........................................................  $13,841,812.49
  Deferred organization expenses (Note 2).......................      195,000.00
                                                                  --------------
TOTAL ASSETS....................................................   14,036,812.49
                                                                  --------------
LIABILITIES AND INTEREST OF "MIDCAP SPDR" HOLDERS...............
  Organization expenses payable.................................      195,000.00
                                                                  --------------
TOTAL LIABILITIES...............................................      195,000.00
                                                                  --------------
TOTAL NET ASSETS (applicable to 375,000 "MidCap SPDRs" outstand-
 ing) (Note 3)..................................................  $13,841,812.49
                                                                  ==============
NET ASSET VALUE PER "MIDCAP SPDR" (COMPRISED OF
 $13,841,812.49/375,000 "MidCap SPDRs" outstanding) (Note 3)....  $        36.91
                                                                  ==============

--------
NOTES TO STATEMENT:

  1. On the Initial Date of Deposit, Portfolio Deposits were received by The Bank of New York, the Trust's Trustee, in the form of executed securities transactions effected for all 400 Index Securities, which transactions will settle within five Business Days of the Initial Date of Deposit, from Susquehanna Investment Group, in exchange for 15 Creation Units of the Trust equivalent to 375,000 "MidCap SPDRs". An irrevocable letter of credit issued by Union Bank of Switzerland in the aggregate amount of $15,000,000, has been delivered to the Trustee, to be drawn on if necessary, for the benefit of the Trust to fund the settlement of the executed securities transactions. The value of securities has been based on the April 26, 1995 closing sales price on the exchange or market which is deemed the principal market therefor.

  2. It is anticipated that the Trust will pay the expenses of its operation, including the fees of its Trustee and payments to Standard & Poor's for a license to use the Standard & Poor's MidCap 400 Index as a basis for determining the composition of the Trust, as described under "Expenses of the Trust" and "License Agreement" in this Prospectus. In addition, initial fees and expenses totaling approximately $195,000 incurred in connection with the organization of the Trust, will be capitalized and amortized over five years on a straight-line basis by the Trust.

  The Sponsor has undertaken that on each day during the fiscal period ending December 31, 1995 the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 30/100 of 1% per annum of the daily net asset value of the Trust. To the extent during such period the ordinary operating expenses of the Trust do exceed such 30/100 of 1% amount, the Sponsor will reimburse the Trust for or assume such excess ordinary operating expenses. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 30/100 of 1% per annum level on any given day (see "Expenses of the Trust" in this Prospectus.)

  3. "MidCap SPDRs" are created and redeemed by the Trust only in Creation Unit size aggregations of 25,000 units, other than in connection with the Service (see "Administration of the Trust-Dividend Reinvestment Service"). Transaction Fees at varying amounts may be charged those persons creating or redeeming Creation Units. See "Prospectus Summary--Portfolio Deposits" and "The Trust-- Creation of Creation Units" in this Prospectus for further description.

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995

Name of Issuer                                   Shares                Value
--------------                                   ------                -----
Acuson Corp                                         810           $  8,808.75
ADC Telecommunications                            1,575             48,628.12
Adobe Systems                                     1,725             95,306.25
Advanced Technology Labs                            375              5,906.25
AES Corp                                          2,085             34,923.75
AFLAC Inc                                         2,790            110,902.50
Air & Water Technologies                            900              4,387.50
Airborne Freight                                    585             11,041.87
Alaska Air Group                                    375              6,140.62
Albany International                                840             18,375.00
Albemarle Corp                                    1,845             25,368.75
Alexander & Baldwin                               1,290             28,380.00
Allegheny Ludlum                                  1,980             43,312.50
Allegheny Power System                            3,345             78,189.37
Altera Corp                                         585             47,385.00
Alumax, Inc                                       1,245             34,081.87
American Power Conversion                         2,580             44,182.50
American Premier Group Inc                        1,470             36,750.00
American President                                  765             17,021.25
Ametek, Inc                                         975             16,087.50
Anadarko Petroleum                                1,650             66,412.50
Analog Devices                                    2,115             56,047.50
Angelica Corp                                       270              6,885.00
AnnTaylor Stores Corp                               645             16,770.00
Aon Corp                                          2,865            105,288.75
Apache Corp                                       1,725             47,221.87
Applied Bioscience                                  795              4,322.41
Arnold Ind                                          750             13,406.25
Arrow Electronics                                 1,290             59,501.25
Arvin Industries                                    615             14,221.87
AST Research                                        900             16,200.00
Atlanta Gas Light                                   720             26,190.00
Atlantic Energy                                   1,515             27,459.37
Atlantic Southeast Airlines                         945             19,608.75
Atmel Corp                                        1,275             53,709.37
Avnet, Inc                                        1,140             49,447.50
Bancorp Hawaii                                    1,185             33,328.12
Banta Corp                                          555             18,592.50
Battle Mountain Gold                              2,265             25,481.25

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                    Shares                 Value
--------------                                    ------                 -----
Bay Networks, Inc                                   3,060           $110,925.00
Bear Stearns                                        3,150             64,968.75
Beckman Instruments                                   810             22,680.00
Belo (AH) Corp                                        555             33,438.75
Bergen Brunswig                                     1,110             27,056.25
Best Buy Co, Inc                                    1,185             30,513.75
Betz Laboratories                                     780             32,662.50
Biogen, Inc                                           930             36,037.50
BJ Services                                           435             10,222.50
Black Hills                                           405              8,859.37
BMC Software                                          705             41,066.25
Bob Evans Farms                                     1,200             24,450.00
Bordland International                                765              7,267.50
Bowater Inc                                         1,035             36,742.50
Brinker International                               2,010             33,165.00
Brooklyn Union Gas                                  1,350             33,412.50
Brush Wellman                                         450              8,493.75
Buffets Inc                                           870              8,917.50
Burlington Industries                               1,815             19,284.37
Cabletron Systems, Inc                              2,010             96,982.50
Cabot Corp                                          1,065             41,535.00
Cadance Design Systems                              1,080             31,590.00
Calgon Carbon Corp                                  1,125             13,218.75
California Energy Co                                1,365             22,522.50
Callaway Golf Co                                    1,920             24,480.00
CalMat Co                                             645             12,658.12
Cardinal Health, Inc                                1,170             54,843.75
Carlisle Companies                                    435             16,312.50
Carpenter Technology                                  225             13,528.12
Carter-Wallace                                      1,290             15,963.75
CBI Industries                                      1,065             27,024.37
Centocor                                            1,440             20,340.00
Central Fidelity Banks                              1,095             28,196.25
Central Louisiana Electric                            630             14,411.25
Central Maine Power                                   915              9,836.25
Century Telephone Enterprises                       1,500             42,750.00
Chesapeake Corp                                       660             20,872.50
Chiron Corp                                         1,125             62,718.75
Chris-Craft Industries                                825             27,843.75

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995



Name of Issuer                                   Shares              Value
--------------                                   ------              -----
Church & Dwight                                     540         $ 9,720.00
Cintas Corporation                                1,320          52,140.00
Circus Circus Enterprises                         2,400          78,900.00
Cirrus Logic                                        840          34,545.00
City National Corp                                1,260          12,915.00
Claire's Stores                                     585           8,116.87
Clayton Homes                                     2,100          33,862.50
Cleveland-Cliffs                                    345          12,635.62
CML Group                                         1,395          10,113.75
CMS Energy                                        2,430          56,497.50
Coca-Cola Enterprises                             3,615          82,693.12
Comdisco, Inc                                     1,020          28,432.50
Comerica Inc                                      3,300          94,462.50
Compuware Corp                                    1,275          31,875.00
COMSAT Corp                                       1,335          26,199.37
Conner Peripherals                                1,470          14,332.50
Consolidated Papers                               1,230          61,346.25
Continental Medical Sys                           1,080          11,880.00
Convex Computer                                     750           3,187.50
Coram Healthcare                                  1,080          21,600.00
Cordis Corp                                         450          32,737.50
CPI Corp                                            390           6,337.50
Cracker Barrel Old Country                        1,680          35,280.00
Crestar Financial Corp                            1,050          47,643.75
Crompton & Knowles                                1,365          24,058.12
Cross (AT) Co                                       465           8,021.25
CUC International                                 3,195         127,800.00
Cypress Semiconductor                             1,080          32,265.00
Danaher Corp                                      1,605          45,341.25
Datascope                                           450           8,212.50
Dauphin Deposit Corp                                870          21,097.50
Dean Foods                                        1,125          32,343.75
Dell Computer                                     1,095          57,898.12
Delmarva Power & Light                            1,665          33,091.87
Dentsply Int'l                                      780          27,397.50
Dexter Corp                                         675          15,356.25
Diagnostek Inc                                      675          12,933.75
Diagnostic Products                                 360          13,455.00
Diamond Shamrock                                    810          22,173.75

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995



Name of Issuer                                   Shares               Value
--------------                                   ------               -----
Diebold, Ind                                        855          $35,268.75
Dole Foods                                        1,665           49,533.75
Dollar General                                    1,860           46,267.50
Donaldson Co                                        735           18,099.37
Dreyer's Grand Ice Cream                            405           12,150.00
Duriron Co                                          525           11,353.12
Duty Free International                             765            5,737.50
Edison Bros Stores                                  615            9,225.00
Edwards (AG), Inc                                 1,725           40,321.87
El Paso Natural Gas Co                              990           28,957.50
EMC Corp                                          5,490          106,368.75
Ennis Business Forms                                465            6,045.00
Enterra Corp                                        780           14,040.00
Equifax Inc                                       2,175           67,425.00
Ethyl Corp                                        3,315           35,636.25
Exabyte Corp                                        600            7,500.00
Family Dollar Stores                              1,590           18,881.25
Federal Signal                                    1,275           28,846.87
Federal-Mogul                                       990           17,325.00
Ferro Corp                                          780           22,132.50
FHP International Corp                            1,125           26,859.37
Fifth Third Bancorp                               1,815           89,388.75
Fingerhut Companies, Inc                          1,290           14,835.00
First Bank System                                 3,750          150,468.75
First Brands Corp                                   585           21,864.37
First Financial Management                        1,755          127,676.25
First of America Bank Corp                        1,755           60,766.87
First Security Corp (Utah)                        1,380           33,637.50
First Tennessee National                            945           39,926.25
First Virginia Banks                                960           32,400.00
FIserv Inc                                        1,095           30,386.25
FlightSafety International                          885           43,586.25
Florida Progress                                  2,670           81,435.00
Flowers Industries                                1,080           18,360.00
Forest Laboratories                               1,260           57,802.50
Foundation Health                                 1,590           43,725.00
Franklin Resources                                2,280           91,770.00
Freeport-McMoRan Inc                              4,260           73,485.00
Frontier Corp                                     2,295           45,613.12

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                   Shares               Value
--------------                                   ------               -----
Fruit of the Loom                                 2,130         $ 55,113.75
Full (HB) Co                                        390           14,673.75
GATX Corp                                           555           25,113.75
GenCorp                                             900           11,250.00
Genzyme Corp                                        690           26,565.00
Georgia Gulf                                      1,170           38,317.50
Gibson Greeetings                                   450            4,556.25
Global Marine                                     4,620           20,212.50
Goulds Pumps                                        600           14,550.00
Granite Construction                                330            6,641.25
Green Tree Financial                              1,890           74,655.00
Hancock Fabrics                                     600            5,850.00
Hanna (MA)                                        1,005           24,873.75
Hannaford Bros                                    1,170           30,420.00
Harley-Davidson                                   2,130           49,256.25
Harsco Corp                                         705           33,046.87
Hartford Steam Boiler                               570           25,151.25
Hawaiian Electric Industries                        810           28,147.50
Health Care & Retirement                            885           26,328.75
HealthCare COMPARE                                  945           26,932.50
Healthsource Inc                                    870           32,190.00
HEALTHSOUTH Corp                                  1,995           41,895.00
Heilig-Meyers Co                                  1,365           27,982.50
Home Shopping Network                             2,640           18,150.00
HON Industries                                      870           22,620.00
Hospitality Franchise Sys                         1,275           39,843.75
Houghton Mifflin                                    405           18,731.25
Hubbel Inc (Class B)                                930           50,103.75
Hunt(JB) Transport Serv Inc                       1,080           19,641.96
IBP, Inc                                          1,335           48,060.00
Idaho Power                                       1,050           25,593.75
Illinois Central Corp                             1,200           42,150.00
Illinova Corp                                     2,115           48,909.37
IMC Global Inc                                      825           40,528.12
Indiana Energy                                      630           11,418.75
Information Resources                               735            9,738.75
Informix Corp                                     1,815           70,785.00
Intelligent Electronics                             930            9,067.50
International Dairy Queen                           660           12,375.00

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                   Shares               Value
--------------                                   ------               -----
International Game Technology                     3,645          $46,929.37
International Multifoods                            510           10,455.00
Iowa-Illinois Gas & Electric                        825           17,325.00
IPALCO Enterprises                                1,065           34,080.00
IVAX Corp                                         3,270           78,480.00
Jacobs Engineering Group                            705           13,747.50
Kansas City Power & Light                         1,740           39,802.50
Kansas City Southern Ind                          1,215           46,018.12
Kaydon Corp                                         465           12,903.75
Kelly Services                                    1,065           35,677.50
Kemper Corp                                         960           43,560.00
Kennametal Inc                                      735           22,693.12
Keystone International                              990           20,913.75
Kohl's Corp                                       1,035           45,022.50
Lancaster Colony                                    840           30,030.00
Lance, Inc                                          855           14,962.50
Lands' End                                          975           14,868.75
Lawson Products                                     360            9,630.00
Lawter International                              1,260           17,010.00
LDDS Communications                               4,740          114,945.00
Lee Enterprises                                     630           22,207.50
LEGENT Corp                                       1,005           27,888.75
Leggett & Platt                                   1,155           45,189.37
LG&E Energy                                         930           36,037.50
Lincoln Telecommunications                          900           13,950.00
Linear Technology Corp                            1,020           62,220.00
Litton Industries                                 1,290           45,311.25
Loctite Corp                                        990           49,500.00
Longview Fibre                                    1,455           23,825.62
LSI Logic                                         1,680          110,460.00
Lubrizol Corp                                     1,815           62,844.37
Lukens Inc                                          405           13,263.75
Lyondell Petrochemical                            2,235           56,992.50
MacFrugal's Bargains                                735            9,922.50
MagneTek, Inc                                       675            9,703.12
MAPCO                                               840           47,145.00
Mark IV Industries                                1,605           29,291.25
Marshall & Ilsley Corp                            2,655           53,763.75
MAXXAM Inc                                          240            7,530.00

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                  Shares               Value
--------------                                  ------               -----
McCormick & Co                                   2,280          $50,730.00
McKesson Corp                                    1,230           48,738.75
MCN Corp                                         1,815           35,165.62
Measurex Corp                                      450           10,968.75
Media General                                      735           22,968.75
Mentor Graphics                                  1,365           21,157.50
Mercantile Bancorp                               1,215           44,651.25
Mercantile Bankshares                            1,290           27,573.75
Meridian Bancorp                                 1,620           51,840.00
Michael Foods                                      540            6,817.50
Miller (Herman)                                    690           13,627.50
Minnesota Power & Light                            870           22,728.75
Mirage Resorts                                   2,550           77,137.50
Modine Mfg                                         825           27,225.00
Molex Inc                                        2,235           83,812.50
Montana Power                                    1,500           34,312.50
Morgan Stanley                                   2,130          149,632.50
Morrison Restaurants Inc                           945           21,262.50
Multimedia, Inc                                  1,050           38,456.25
Murphy Oil                                       1,260           55,125.00
Mylan Laboratories                               2,220           67,987.50
NY State Electric & Gas                          2,010           44,973.75
Nabors Industries                                2,355           20,311.87
National Fuel Gas                                1,050           30,581.25
National Health Labs Hldgs                       2,370           35,253.75
National Presto                                    210            9,738.75
NCH Corp                                           240           15,240.00
Nellcor, Inc                                       465           19,181.25
Nevada Power                                     1,260           24,885.00
New England Electric System                      1,815           54,903.75
NEXTEL Communications                            2,955           45,802.50
Nine West Group                                    975           30,712.50
NIPSCO Industries                                1,800           58,275.00
Noble Affiliates                                 1,395           37,141.87
Nordson Corporation                                510           28,942.50
Northeast Utilities                              3,495           76,453.12
Northern Trust Corp                              1,515           56,812.50
NovaCare                                         1,800           16,200.00
NPC Int'l Inc Cl A                                 690            4,053.75

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                 Shares               Value
--------------                                 ------               -----
Octel Communications                              660          $13,942.50
OEA, Inc                                          570           17,456.25
Office Depot                                    4,170           92,782.50
Oklahoma Gas & Electric                         1,125           38,671.87
Olin Corp                                         600           33,375.00
Olsten Corp                                     1,155           39,847.50
Omnicom Group                                   1,020           55,335.00
Oregon Steel Mills                                540            9,585.00
Overseas Shipholding Group                      1,020           20,145.00
PH Glatfelter Co                                1,245           22,254.37
PacifiCare Health Sys B                           855           53,437.50
PaineWebber Group                               2,805           48,386.25
Parametric Technology                           1,605           75,435.00
Parker & Parsley Petroleum                        975           20,840.62
Parker Drilling                                 1,545            7,531.87
Paychex Inc                                       840           39,270.00
Pentair Inc                                       510           23,172.87
Perrigo Co                                      2,130           24,495.00
PHH Corporation                                   465           18,600.00
Phillips-Van Heusen                               750           11,531.25
Pinnacle West Capital                           2,445           52,873.12
Policy Management Systems                         540           27,337.50
Portland General                                1,410           29,257.50
Potomac Electric Power                          3,315           65,056.87
Precision Castparts                               570           15,532.50
Progressive Corp                                1,995           75,061.87
Provident Life & Accident                       1,275           28,528.12
Public Service of Colorado                      1,740           52,417.50
Public Service of New Mexico                    1,170           14,771.25
Puget Sound Power & Light                       1,785           38,154.37
Quaker State                                      885           12,721.87
Quantum Corp                                    1,290           23,703.75
Questar Corp                                    1,125           33,187.50
Ranger Oil                                      2,760           20,010.00
Rayonier Inc                                      825           26,503.12
Regions Financial Corp                          1,260           43,627.50
Revco DS Inc                                    1,860           39,292.50
Reynolds & Reynolds                             1,155           30,751.87
Rohr Inc                                          510            6,438.75

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                 Shares              Value
--------------                                 ------              -----
Rollins Environmental                           1,695          $7,415.62
Rollins, Inc                                    1,005          28,391.25
RPM, Inc                                        1,590          31,601.25
Ruddick Corp                                      645          12,980.62
Savannah Food & Industries                        735           6,982.50
Sbarro, Inc                                       570          14,677.50
SCANA Corp                                      1,335          57,071.25
Scherer (RP)                                      660          31,350.00
Schulman (A), Inc                               1,050          31,237.50
Schwab (Charles)                                2,415          80,902.50
Seagate Technology                              1,995          61,096.87
Seagull Energy                                  1,005          17,461.87
Sealed Air                                        555          23,656.87
Sensormatic Electronics                         2,070          54,337.50
Sequa Corp                                        270           8,302.50
Sequent Computer Systems                          870          14,681.25
Service Merchandise                             2,775          13,528.12
Shaw Industries                                 3,900          52,162.50
Sizzler International                             780           4,387.50
Smith International                             1,110          19,286.25
Smucker (JM)                                      810          17,415.00
Sonoco Products                                 2,445          59,902.50
Sotheby's Holdings                              1,560          20,475.00
Southdown                                         480           9,000.00
Southern New England Telecom                    1,815          58,987.50
SouthTrust Corp                                 2,280          47,595.00
Southwestern Public Service                     1,140          32,490.00
Standard Register                                 810          14,985.00
Stanhome Inc                                      540          15,255.00
Staples Inc                                     1,755          42,778.12
State Street Boston                             2,310          73,053.75
Sterling Chemicals                              1,560          20,085.00
Stewart & Stevenson Services                      930          35,572.50
Storage Technology                              1,470          30,870.00
Stratus Computer                                  675          19,321.87
Structural Dynamics Research                      810           8,707.50
Stryker Corp                                    1,350          63,112.50
Sundstrand Corp                                   885          49,228.12
Superior Industries                               825          21,759.37

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                 Shares              Value
--------------                                 ------              -----
Surgical Care Affiliates                        1,080           $24,975.00
Symantec Corp                                   1,035            24,969.37
Symbol Technologies                               720            23,580.00
Tambrands Inc                                   1,020            41,947.50
TCA Cable TV                                      690            16,905.00
TECO Energy                                     3,255            69,168.75
Tecumseh Products Co                              615            31,365.00
Teleflex                                          480            20,220.00
Telephone & Data Systems                        1,545            56,392.50
Teradyne, Inc                                   1,005            51,380.60
Thermo Electron                                 1,500            81,375.00
Thiokol Corp                                      525            14,700.00
Tidewater Inc                                   1,485            33,783.75
Tiffany & Co                                      435            13,756.87
Topps Co                                        1,320             8,415.00
Tosco Corp                                      1,035            35,190.00
Transatlantic Holdings                            645            39,586.87
Trinity Industries                              1,125            43,593.75
Tyson Foods                                     4,035            95,326.87
US Shoe                                         1,305            36,376.87
UJB Financial                                   1,545            42,294.37
Unifi, Inc                                      1,905            49,530.00
Universal Corp                                    975            22,059.37
Universal Foods                                   735            23,703.75
UtiliCorp United                                1,260            35,122.50
Valero Energy                                   1,230            26,291.25
Value Health, Inc                               1,125            40,359.37
Vanguard Cellular Systems                       1,080            23,760.00
Vacro Int'l                                       855             7,160.62
Varian Associates                                 945            43,470.00
Verifone                                          660            14,850.00
Vons Companies                                  1,215            24,603.75
Vulcan Materials                                1,005            57,285.00
Waban Inc                                         930            15,810.00
Wallace Computer Services                         630            20,790.00
Washington Gas Light                              600            23,550.00
Washington Post                                   315            81,270.00
Watts Industries                                  825            18,768.75
Wausau Paper Mills                                825            18,665.62

                          MIDCAP SPDR TRUST, SERIES 1
                            SCHEDULE OF INVESTMENTS

                  SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT
                           ON THE OPENING OF BUSINESS
                                 APRIL 27, 1995


Name of Issuer                                 Shares                   Value
--------------                                 ------                   -----
Wellman, Inc                                      930          $    25,923.75
West One Bancorp                                1,035               27,945.00
Western Publishing                                585                5,666.89
Willamette Industies                            1,545               79,953.75
Wilmington Trust Corp                           1,005               25,376.25
Wisconsin Energy                                3,045               83,356.87
Witco Corp                                      1,575               43,706.25
WPL Holdings                                      855               24,581.25
Xilinx, Inc                                       645               49,503.75
York International                              1,050               43,968.75
                                                               --------------
Total Investments - (Cost $13,841,812.49)                      $13,841,812.49
                                                               ==============

                                   THE TRUST

  The Trust is a unit investment trust created under the laws of the State of New York pursuant to the Trust Agreement*. The Securities held by the Trust consist of a portfolio of common stocks or, in the case of securities not yet delivered on the Initial Date of Deposit (or, subsequently, securities not yet delivered in connection with purchases made by the Trust or subsequent Portfolio Deposits), confirmations of contracts to purchase such securities (collectively, the "Portfolio").

CREATION OF CREATION UNITS

  On the Initial Date of Deposit, Portfolio Deposits will be deposited with the Trustee through the clearing processes of NSCC, following placement with the Distributor of orders to create MidCap SPDRs. The Distributor shall reject any order that is not submitted in proper form. To permit the Trustee to insure that the process of settlement is working satisfactorily, there shall be no further Portfolio Deposits accepted by the Trust for a period of approximately five (5) Business Days following the Initial Date of Deposit, and the Sponsor and Trustee shall jointly announce the date thereafter on which further Portfolio Deposits will be accepted, and Exchange trading of MidCap SPDRs shall not commence until such date. It is currently estimated that the first day of Exchange trading will be on or about May 4, 1995. On or after such date investors may deposit Portfolio Deposits through the MidCap SPDR Clearing Process or directly with the Trustee outside the MidCap SPDR Clearing Process. The Transaction Fee will be charged at the time of creation of a Creation Unit Size aggregation of MidCap SPDRs, and an additional amount not to exceed three
(3) times the Transaction Fee applicable for one Creation Unit will be charged per Creation Unit to a creator creating outside the MidCap SPDR Clearing Process by depositing directly with the Trustee through DTC, in part due to the increased expense associated with settlement outside the MidCap SPDR Clearing Process. Under certain circumstances, the Transaction Fee will be waived for aggregate creations of at least fifteen (15) Creation Units made by a Participating Party during the period commencing on the Initial Date of Deposit and ending on the first day of Exchange trading. See "Prospectus Summary-- Transaction Fee" for a detailed description of the amount of the Transaction Fee and the additional amounts and reductions, limitations and waivers applicable thereto.

  The Trustee, at the direction of the Sponsor in its sole discretion, from time to time and for such periods as may be determined by the Sponsor in its sole discretion, will increase or reduce the amount and/or waive the imposition altogether of the Transaction Fee (and/or the additional amounts charged in connection with creations and/or redemptions outside the MidCap SPDR Clearing Process) for certain lot-size creations and/or redemptions of MidCap SPDRs, whether applied solely to creations and/or redemptions made through the MidCap SPDR Clearing Process (see "Procedures for Creation of Creation Units"), solely to creations and/or redemptions made outside the MidCap SPDR Clearing Process, or to both methods of creation and/or redemption. The Sponsor also reserves the right, from time to time, to vary the lot-size of the creations and/or redemptions of MidCap SPDRs subject to such an increase and/or entitled to such a reduction or waiver of the Transaction Fee and the additional amounts charged in connection with creations and/or redemptions outside the MidCap SPDR Clearing Process. The existence of such increase, reduction or waiver of the Transaction Fee (as well as any additional amounts, if applicable) and the lot-size of Creation Units affected shall be disclosed in the current MidCap SPDR Prospectus (see "Prospectus Summary-- Transaction Fee"). As of the date hereof, the Sponsor does not contemplate the reduction, variation by lot-size or waiver of Transaction Fees for the redemption of MidCap SPDRs or of the additional amounts charged in connection with the creation of MidCap SPDRs outside the MidCap SPDR Clearing Process beyond that which is discussed herein under the caption "Prospectus Summary--Transaction Fee".

--------
* Reference is hereby made to said Trust Agreement, and any statements contained herein are qualified in their entirety by the provisions of said Trust Agreement.

  The shares of common stock of the Index Securities in a Portfolio Deposit on the Initial Date of Deposit will reflect the composition and relative weightings of the Index Securities, and it is anticipated that they will have an aggregate market value between $500,000 and $1,000,000. There will be no Cash Component included in the Portfolio Deposit as in effect on the Initial Date of Deposit. The accrual period for dividends payable on the first Dividend Payment Date will commence on the Initial Date of Deposit. The portfolio of Index Securities that is the basis for a Portfolio Deposit will vary as changes are made in the composition and weighting of the Index Securities (see "The Portfolio--Adjustments to the Portfolio Deposit").* The Trustee will make available to NSCC** prior to the commencement of trading on each Business Day a list of the names and required number of shares of each of the Index Securities in the current Portfolio Deposit as well as the amount of the Dividend Equivalent Payment for the previous Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the information regarding the identity and weightings of the Index Securities of the Portfolio Deposit on the previous Business Day. The identity and number of shares of each of the Index Securities required for a Portfolio Deposit, as in effect on the Initial Date of Deposit, is set forth in the above Schedule of Investments. The Sponsor intends to make available (a) on each Business Day, the Dividend Equivalent Payment effective through and including the previous Business Day, per outstanding MidCap SPDR, and (b) on a minute-by-minute basis throughout the day at the Exchange a number representing, on a per MidCap SPDR basis, the sum of the Dividend Equivalent Payment effective through and including the previous Business Day, plus the current value of the securities portion of a Portfolio Deposit as in effect on such day (which value will occasionally include a cash in lieu amount to compensate for the omission of a particular Index Security from such Portfolio Deposit--see below and also "The Portfolio--Adjustments to the Portfolio Deposit"). Such information will be calculated based upon the best information available to the Sponsor and may be calculated by other persons designated to do so by the Sponsor. The inability of the Sponsor to provide such information will not in itself result in a halt in the trading of MidCap SPDRs on the Exchange. Investors interested in creating MidCap SPDRs or purchasing MidCap SPDRs in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors (including, without limitation, information regarding the S&P MidCap 400 Index and the Index Securities).

  In the event that an Index Security is not eligible for transfer through the MidCap SPDR Clearing Process, the Trustee shall include the cash equivalent value of such Index Security determined in accordance with the procedures listed under "Valuation" as a part of the Cash Component in lieu of the inclusion of such Index Security in the securities portion of the Portfolio Deposit.

  From time to time, the Trustee may determine, in its discretion, that one or more of the Index Securities comprising a Portfolio Deposit is likely to be unavailable for delivery or available in insufficient quantity for delivery to the Trust upon the creation of MidCap SPDRs for the following Business Day or for any period thereafter. In such cases, the Trustee shall have the right in its discretion to permit the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as determined in accordance with the procedures listed under "Valuation", as a part of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit. In the event that such a determination is made, the Portfolio Deposit so constituted shall dictate the Index Security or Index Securities to be delivered in connection with the creation or redemption of MidCap SPDRs for all purposes until such time as the securities portion of the Portfolio Deposit is subsequently adjusted or the Index Security at issue becomes available.

--------
 * Subject to the maximum Transaction Fee per Creation Unit of 20/100 of one percent (i.e. twenty basis points) of the value of a Creation Unit at the time of a creation or redemption, as the case may be.

** As of December 31, 1994, the American Stock Exchange Clearing Corporation, a wholly-owned subsidiary of the Exchange, owned 33 1/3% of the issued and outstanding shares of common stock of NSCC.

  In connection with the creation of MidCap SPDRs, if an investor is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right in its discretion to permit the cash equivalent value of such Index Security or Index Securities based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such creation order is deemed received by the Distributor (see "Placement of Creation Orders Outside the MidCap SPDR Clearing Process") in the Portfolio Deposit as a part of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit for the particular affected investor. The amount of such cash equivalent payment shall be used by the Trustee in accordance with the guidelines regarding allowable Misweightings and permitted amounts of cash (see "The Portfolio--Adjustments to the Portfolio") which may require the Trustee to purchase the appropriate number of shares of the Index Security that such investor was unable to purchase. In any such case such investor will pay the Trustee the standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit, subject to the current maximum charge of $12,000.

  Brokerage commissions incurred in connection with the acquisition by the Trustee of any Index Security with cash deposited in lieu of such Index Security will be an expense of the Trust and hence will affect the value of all MidCap SPDRs.

  Upon receipt of a Portfolio Deposit or Deposits, following placement with the Distributor of an order to create MidCap SPDRs, the Trustee will deliver MidCap SPDRs in Creation Unit size aggregations to the Depository. In turn, the MidCap SPDR position will be removed from the Trustee's account at the Depository and will be allocated to the account of the DTC Participant acting on behalf of the depositor creating Creation Unit(s) (see "The Trust--Procedures for Creation of Creation Units" and "The Trust--Book-Entry-Only System"). Each MidCap SPDR represents a fractional undivided interest in the Trust in an amount equal to one (1) divided by the total number of MidCap SPDRs outstanding. The Trustee may reject a request to create Creation Units made by any depositor or group of depositors if such depositor(s), upon the acceptance by the Trustee of such request and the issuance to such depositor(s) of MidCap SPDRs, would own eighty percent (80%) or more of the outstanding MidCap SPDRs (see "Tax Status of the Trust"). The Trustee also may reject any Portfolio Deposit or any component thereof under certain other circumstances (see "The Trust--Procedures for Creation of Creation Units").

  Additional MidCap SPDRs in Creation Unit size aggregations will be created upon receipt of the appropriate Portfolio Deposits from creators. As additional MidCap SPDRs in Creation Unit size aggregations are created, the aggregate value of the Portfolio will be increased and the fractional undivided interest in the Trust represented by each MidCap SPDR will be decreased. As discussed above, under certain circumstances (1) a portion of the securities portion of a Portfolio Deposit may consist of contracts to purchase certain Index Securities or (2) a portion of the Cash Component may consist of cash in an amount to enable the Trustee to purchase such Index Securities. In the event there is a failure to deliver the Index Securities which are the subject of such contracts to purchase, the Trustee will be instructed pursuant to the Agreement to acquire such Index Securities in an expeditious manner. To the extent the price of any such Index Security increases or decreases between the time of creation and the time any such Index Security is purchased and delivered, MidCap SPDRs will represent fewer or more shares of such Index Security and more or fewer of the other Index Securities in the Trust. Hence, price fluctuations during the period from the time the cash is received by the Trustee to the time the requisite Index Securities are purchased and delivered will affect the value of all MidCap SPDRs.

  The identity and number of shares of the Index Securities required for a Portfolio Deposit will be determined in the manner described herein. Due to changes in the composition and weighting of the Index Securities, the composition and weighting of the Securities and the prescribed Portfolio Deposit will also change from time to time (see "The Portfolio--Adjustments to the Portfolio" and "The Portfolio--Adjustments to the Portfolio Deposit"). The identity and weightings of the Index Securities to be delivered as part of a Portfolio Deposit will be determined daily and will reflect the relative weighting of the current

S&P MidCap 400 Index and, together with the Cash Component, will have a value equal to the net asset value of the Trust on a per Creation Unit basis at the close of business on the day of request for creation. The composition of the Portfolio will also be adjusted from time to time to conform to the changes to the S&P MidCap 400 Index as described herein and as set forth in the Trust Agreement. As the weightings and identities of the Index Securities change, substantially identical changes to the composition of the required Portfolio Deposit will be made contemporaneously. Corresponding adjustments to the composition or weighting of the Portfolio, however, will not necessarily be made contemporaneously with adjustments to the required Portfolio Deposit, but will be made in accordance with the specifications set forth herein and in the Trust Agreement (see "The Portfolio--Adjustments to the Portfolio"). Although the composition of the securities portion of a Portfolio Deposit will change from time to time, the interests of Beneficial Owners will not be adversely affected because the composition of such securities and the aggregate value thereof, together with the Cash Component, will be calculated based upon the proportionate net asset value of the Trust (see "The Portfolio--Adjustments to the Portfolio").

PROCEDURES FOR CREATION OF CREATION UNITS

  To be eligible to place orders with the Distributor to create MidCap SPDRs in Creation Unit size aggregations, an entity or person must be (1) a Participating Party, with respect to creations through the MidCap SPDR Clearing Process, or (2) a DTC Participant, with respect to creations outside the MidCap SPDR Clearing Process. All MidCap SPDRs, however created, will be entered on the records of the Depository in the name of Cede & Co. for the account of a DTC Participant (see "The Trust--Book Entry Only System").

  All orders to create MidCap SPDRs must be placed in multiples of 25,000 MidCap SPDRs (Creation Unit size). All orders to create MidCap SPDRs, whether through the MidCap SPDR Clearing Process or outside the MidCap SPDR Clearing Process must be received by the Distributor by no later than the closing time of the regular trading session on the New York Stock Exchange, Inc. ("Closing Time") (ordinarily 4:00 p.m. New York time), in each case on the date such order is placed in order for creation of MidCap SPDRs to be effected based on the net asset value of the Trust as determined on such date. The date on which a creation order (or order to redeem as discussed below) is placed is herein referred to as the "Transmittal Date". Orders must be transmitted by telephone or other transmission method acceptable to the Distributor and Trustee, pursuant to procedures set forth in the Participant Agreement, as described below (see "Placement of Creation Orders Using MidCap SPDR Clearing Process" and "Placement of Creation Orders Outside MidCap SPDR Clearing Process").

  Orders to create Creation Unit sized aggregations of MidCap SPDRs shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to create Creation Unit sized aggregations of MidCap SPDRs may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders to create MidCap SPDRs through the MidCap SPDR Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to the Closing Time on the Transmittal Date.

  Orders for creation that are effected outside the MidCap SPDR Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the MidCap SPDR Clearing Process. Those persons placing orders outside the MidCap SPDR Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of securities and Cash Component. The DTC Participant notified of an order to create MidCap SPDRs outside the MidCap SPDR Clearing Process shall be required to effect a transfer of (1) the requisite Index Securities through DTC by 11:00 a.m. on the next Business Day immediately following the Transmittal Date in such a way as to replicate the Portfolio Deposit established on the Transmittal Date by the Trustee in calculating the net asset value of the Trust and (2) the Cash Component through the Federal Reserve wire transfer system so as to be received by the Trustee by 1:00 p.m. on the next Business Day immediately following the Transmittal Date. If the Trustee does NOT receive both the Index Securities by 11:00 a.m. and the Cash Component by 1:00 p.m. on the Business Day immediately following Transmittal Date, such order shall be cancelled. Upon written notice to the Distributor, such cancelled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust.

  All questions as to the number of shares of each of the Index Securities, the amount of the Cash Component and the validity, form, eligibility (including time of receipt) and acceptance for deposit of any Index Securities to be delivered shall be determined by the Trustee, whose determination shall be final and binding. The Trustee reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of any Portfolio Deposit or any component thereof if (a) the depositor or group of depositors, upon obtaining the MidCap SPDRs ordered, would own 80% or more of the current outstanding MidCap SPDRs, (b) the Portfolio Deposit is not in proper form; (c) acceptance of the Portfolio Deposit would have certain adverse tax consequences (see "Tax Status of the Trust"); (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trustee, have an adverse effect on the Trust or the rights of Beneficial Owners; or (f) in the event that circumstances outside the control of the Trustee make it for all practical purposes impossible to process creations of MidCap SPDRs. The Trustee and the Sponsor are under no duty to give notification of any defects or irregularities in the delivery of Portfolio Deposits or any component thereof nor shall either of them incur any liability for the failure to give any such notification.

  A list of the Participating Parties or DTC Participants that have executed a Participant Agreement (as hereinafter defined) is available at the office of the Trustee at 101 Barclay Street, New York, New York 10286 and the office of the Distributor at 6 St. James Avenue, Boston, Massachusetts 02116 during normal business hours.

PLACEMENT OF CREATION ORDERS USING MIDCAP SPDR CLEARING PROCESS

  Portfolio Deposits created through the MidCap SPDR Clearing Process must be delivered through a Participating Party (see "Prospectus Summary--Portfolio Deposits") that has executed a Participant Agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms, the "Participant Agreement"). The Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's creation order. Pursuant to such trade instructions from the Trustee to NSCC, the Participating Party agrees to transfer the requisite Index Securities (or contracts to purchase such Index Securities that are expected to be delivered in a "regular way" manner by the fifth (5th) NSCC Business Day)* and the Cash Component to the Trustee, together with such additional information as may be required by the Trustee. An order to create MidCap SPDRs through the MidCap SPDR Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed.

PLACEMENT OF CREATION ORDERS OUTSIDE MIDCAP SPDR CLEARING PROCESS

  Portfolio Deposits created outside the MidCap SPDR Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order creating MidCap SPDRs to be effected outside the MidCap SPDR Clearing Process need not be a Participating Party, but such orders must state that the DTC

--------
* Following the effective date of SEC Rule 15c6-1, such period will be shortened to the third (3rd) NSCC Business Day.

Participant is not using the MidCap SPDR Clearing Process and that creation of MidCap SPDRs will instead be effected through a transfer of securities and cash. The Portfolio Deposit transfer must be ordered by the DTC Participant in a timely fashion so as to ensure the delivery of the requisite number of Index Securities through DTC to the account of the Trustee by no later than 11:00 a.m. of the next Business Day immediately following the Transmittal Date. The cash equal to the Cash Component must be transferred directly to the Trustee through the Federal Reserve wire system in a timely manner so as to be received by the Trustee no later than 1:00 p.m. on the next Business Day immediately following the Transmittal Date. An order to create MidCap SPDRs outside the MidCap SPDR Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Trustee does not receive BOTH the requisite Index Securities and the Cash Component in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be cancelled. Upon written notice to the Distributor, such cancelled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust. The delivery of MidCap SPDRs so created will occur no later than the fifth (5th) or third (3rd) Business Day, as applicable, following the day on which the creation order is deemed received by the Distributor. Until further notice is given as described herein under the caption "Prospectus Summary--Transaction Fee", the total fee charged in connection with creations made outside the MidCap SPDR Clearing Process will be subject to a maximum charge of $12,000 per day for creations of two or more Creation Units. No waiver of the Transaction Fee or additional amounts for creations outside the MidCap SPDR Clearing Process is currently permitted.

BOOK-ENTRY-ONLY SYSTEM

  The Depository will act as securities depository for MidCap SPDRs. MidCap SPDRs will be represented by a single global security (the "Global Security"), which will be registered in the name of Cede & Co., as nominee for the Depository and deposited with, or on behalf of, the Depository. Certificates will not be issued for MidCap SPDRs.

  The Depository has advised the Sponsor and the Trustee as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants (the "DTC Participants") and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository.* Access to the Depository system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the "indirect Participants"). The Depository agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

--------
* As of December 31, 1994, the Exchange owned 4.56162% of the issued and outstanding shares of common stock of the Depository and an affiliate of the Exchange, AMEX Clearing Corp., owned 0.00181% of the issued and outstanding shares of common stock of the Depository. Also as of such date, the Trustee owned 2.27798% of the issued and outstanding shares of common stock of the Depository.

  Upon the settlement date of any creation, transfer or redemption of MidCap SPDRs, the Depository will credit or debit, on its book-entry registration and transfer system, the amount of MidCap SPDRs so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The accounts to be credited and charged shall be designated by the Trustee to NSCC, in the case of a creation or redemption through the MidCap SPDR Clearing Process, or by the Trustee and the DTC Participant, in the case of a creation or redemption transacted outside of the MidCap SPDR Clearing Process (see "The Trust-- Procedures for Creation of Creation Units" and "Redemption of MidCap SPDRs"). Beneficial ownership of MidCap SPDRs will be limited to DTC Participants, indirect Participants and persons holding interests through DTC Participants and indirect Participants. Ownership of beneficial interests in MidCap SPDRs (owners of such beneficial interests are referred to herein as "Beneficial Owners") will be shown on, and the transfer of ownership will be effected only through, records maintained by the Depository (with respect to DTC Participants) and on the records of DTC Participants (with respect to indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners are expected to receive from or through the DTC Participant a written confirmation relating to their purchase of MidCap SPDRs. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of certain investors to acquire beneficial interests in MidCap SPDRs.

  So long as Cede & Co., as nominee of the Depository, is the registered owner of MidCap SPDRs, references herein to the registered or record owners of MidCap SPDRs shall mean Cede & Co. and shall not mean the Beneficial Owners of MidCap SPDRs. Beneficial Owners of MidCap SPDRs will not be entitled to have MidCap SPDRs registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered the record or registered holder thereof under the Trust Agreement. Accordingly, each Beneficial Owner must rely on the procedures of the Depository, the DTC Participant and any indirect Participant through which such Beneficial Owner holds its interests, to exercise any rights of a holder of MidCap SPDRs under the Trust Agreement. The Trustee and the Sponsor understand that under existing industry practice, in the event the Trustee requests any action of MidCap SPDR holders, or a Beneficial Owner desires to take any action that the Depository, as the record owner of all outstanding MidCap SPDRs, is entitled to take, the Depository would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect Participants and Beneficial Owners acting through such DTC Participants to take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.

  As described above, the Trustee will recognize the Depository or its nominee as the owner of all MidCap SPDRs for all purposes except as expressly set forth in the Trust Agreement. Conveyance of all notices, statements and other communications to Beneficial Owners will be effected as follows. Pursuant to the agreement between the Trustee and the Depository (as the same may be from time to time amended in accordance with its terms, the "Depository Agreement"), the Depository is required to make available to the Trustee upon request and for a fee to be charged to the Trust a listing of the MidCap SPDR holdings of each DTC Participant. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners holding MidCap SPDRs, directly or indirectly, through such DTC Participant. The Trustee shall provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

  MidCap SPDR distributions shall be made to the Depository or its nominee, Cede & Co., as the registered owner of all MidCap SPDRs. The Trustee and the Sponsor expect that the Depository or its nominee, upon receipt of any payment of distributions in respect of MidCap SPDRs, shall credit immediately DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in MidCap SPDRs as shown on the records of the Depository or its nominee. The Trustee and the Sponsor also expect that payments by DTC Participants to indirect Participants and Beneficial Owners of MidCap SPDRs held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a "street name," and will be the responsibility of such DTC Participants. Neither the Trustee nor the Sponsor will have any responsibility or liability for any aspects of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in MidCap SPDRs, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and the DTC Participants or the relationship between such DTC Participants and the indirect Participants and Beneficial Owners owning through such DTC Participants.

  Beneficial Owners may elect to have their distributions reinvested in additional MidCap SPDRs (see "Administration of the Trust--Dividend Reinvestment Service").

  The Depository may determine to discontinue providing its service with respect to MidCap SPDRs at any time by giving notice to the Trustee and the Sponsor and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trustee and the Sponsor shall take action either to find a replacement for the Depository to perform its functions at a comparable cost or, if such a replacement is unavailable, to terminate the Trust (see "Termination of the Trust").

                                 THE PORTFOLIO

  Because the objective of the Trust is to provide investment results that correspond substantially to the price and yield performance of the S&P MidCap 400 Index, the Portfolio will at any time consist of as many of the Index Securities as is practicable. It is anticipated that cash or cash items (other than dividends held for distribution) normally would not be a substantial part of the Trust's net assets. Although the Trust may at any time fail to own certain of the Index Securities, the Trust will be substantially invested in Index Securities and the Sponsor believes that such investment should result in a close correlation between the investment performance of the S&P MidCap 400 Index and that derived from ownership of MidCap SPDRs.

ADJUSTMENTS TO THE PORTFOLIO

  The S&P MidCap 400 Index is a capitalization-weighted index of 400 securities calculated under the auspices of the S&P Committee of Standard and Poor's. At any moment in time, the value of the Index equals the aggregate market value of the total shares outstanding in each of the component 400 Index Securities, evaluated at their respective last sale prices on the NYSE, AMEX, or NASDAQ, divided by a scaling factor (the "divisor") which yields a resulting index value in the reported magnitude.

  Periodically (typically, several times per quarter), Standard & Poor's may determine that total shares outstanding have changed in one or more component Index Securities due to secondary offerings, repurchases, conversions or other corporate actions. Additionally, the S&P Committee may periodically (ordinarily, several times per quarter) replace one or more component securities in the S&P MidCap 400 Index due to mergers, acquisitions, bankruptcies or other market conditions, or if the issuers of such component securities fail to meet the criteria for inclusion in the S&P MidCap 400 Index. In 1994, there were 23 company changes to the MidCap Index. Ordinarily, whenever there is a change in shares outstanding or a change in a component security included in the S&P MidCap 400 Index, Standard & Poor's adjusts the divisor to assure that there is no discontinuity in the value of the S&P MidCap 400 Index which might otherwise be caused by any such change.

  Because the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the S&P MidCap 400 Index, such share, name, and divisor changes to the S&P MidCap 400 Index create the need for the Trust to make corresponding portfolio adjustments as described below.

  The Trustee will adjust the composition of the Portfolio from time to time to conform to changes in the composition and/or weighting structure of the Index Securities. The Trustee will aggregate certain of these adjustments and make conforming changes to the Trust's portfolio at least monthly; however, adjustments will be made more frequently in the case of changes to the S&P MidCap 400 Index that are significant. Specifically, the Trustee will be required to adjust the composition of the Portfolio at any time that there is a change in the identity of any Index Security (i.e., a substitution of one security in replacement of another), which adjustment shall be made within three (3) Business Days before or after the day on which the change in the identity of such Index Security is scheduled to take effect at the close of the market. Although the investment objective of the Trust is to provide investment results which resemble the performance of the S&P MidCap 400 Index, it is not always efficient to replicate identically the share composition of the S&P MidCap 400 Index if the transaction costs incurred by the Trust in so adjusting the Portfolio would exceed the expected misweighting that would ensue by failing to replicate identically minor and insignificant share changes to the Index. Accordingly, to further the investment objective of the Trust, minor misweightings will generally be permitted within the guidelines set forth below. The Trustee will be required to adjust the composition of the Portfolio at any time that the weighting of any Security varies in excess of one hundred and fifty percent (150%) of a specified percentage, which percentage will vary from 25/100 of 1% to 2/100 of 1%, depending on the net asset value of the Trust (in each case, the "Misweighting Amount"), from the weighting of such Security in the S&P MidCap 400 Index (a "Misweighting").

  The Trustee shall examine each Security in the Portfolio on each Business Day, comparing the weighting of each such Security in the Portfolio to the weighting of the corresponding Index Security in the S&P MidCap 400 Index, based on prices at the close of the market on the preceding Business Day (a "Weighting Analysis"). In the event that there is a Misweighting in any Security in excess of one hundred and fifty percent (150%) of the applicable Misweighting Amount, the Trustee shall calculate an adjustment to the Portfolio in order to bring the Misweighting of such Security within the Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. Also, on a monthly basis, the Trustee shall perform a Weighting Analysis for each Security in the Portfolio, and in any case where there exists a Misweighting exceeding one hundred percent (100%) of the applicable Misweighting Amount, the Trustee shall calculate an adjustment to the Portfolio in order to bring the Misweighting of such Security within the applicable Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. In the case of any adjustment to the Portfolio due to a Misweighting as described herein, the purchase or sale of securities necessitated by such adjustment shall be made within three (3) Business Days of the day on which such Misweighting is determined. In addition to the foregoing adjustments, the Trustee reserves the right to make additional adjustments periodically to Securities that may be misweighted by an amount within the applicable Misweighting Amount in order to reduce the overall Misweighting of the Portfolio.

  The foregoing guidelines with respect to Misweightings shall also apply to any Index Security that (1) is likely to be unavailable for delivery or available in insufficient quantity for delivery, (2) cannot be delivered to the Trustee due to restrictions prohibiting a creator from engaging in a transaction involving such Index Security or (3) is not eligible to be processed through the MidCap SPDR Clearing Process. (From time to time, an Index Security may not be eligible for transfer through the MidCap SPDR Clearing Process because such Security is not eligible for transfer through the systems of the Depository.) Upon receipt of an order for a Creation Unit that will involve such an Index Security, the Trustee shall determine whether the substitution of cash for such Index Security will cause a Misweighting in the Trust's Portfolio with respect to such Index Security. If a Misweighting results, the Trustee shall purchase the required number of shares of such Index Security on the opening of the market on the following Business Day. If a Misweighting does not result and the Trustee would not hold cash in excess of the permitted amounts described herein, the Trustee may hold such cash or, if such an excess would result, make the required adjustments to the Portfolio in accordance with the procedures described herein.

  Pursuant to these guidelines the Trustee will calculate the required adjustments and will purchase and sell the appropriate securities. As a result of the purchase and sale of securities in accordance with these requirements, or the creation of Creation Units, the Trust may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of securities or cash delivered in lieu of Index Securities or undistributed income or undistributed capital gains) as a result of such transactions, which amount shall not exceed for more than five (5) consecutive Business Days 5/10th of 1 percent of the aggregate value of the Securities. In the event that the Trustee has made all required adjustments and is left with cash in excess of 5/10th of 1 percent of the aggregate value of the Securities, the Trustee shall use such cash to purchase additional Index Securities that are under-weighted in the Portfolio as compared to their relative weightings in the S&P MidCap 400 Index, although the Misweighting of such Index Securities may not be in excess of the applicable Misweighting Amount.

  All adjustments to the Portfolio held by the Trustee will be made by the Trustee pursuant to the foregoing specifications and as set forth in the Trust Agreement and will be non-discretionary. All portfolio adjustments will be made as described herein unless such adjustments would cause the Trust to lose its status as a "regulated investment company" under Subchapter M of the Internal Revenue Code. Additionally, the Trustee is required to adjust the composition of the Portfolio at any time if it is necessary to insure the continued qualification of the Trust as a regulated investment company (see "Tax Status of the Trust"). The adjustments provided herein are intended to conform the composition and weightings of the Portfolio, to the extent practicable, to the composition and weightings of the Index Securities. Such adjustments are based upon the S&P MidCap 400 Index as it is currently determined by Standard & Poor's. To the extent that the method of determining the S&P MidCap 400 Index is changed by Standard & Poor's in a manner that would affect the adjustments provided for herein, the Trustee and the Sponsor shall have the right to amend the Trust Agreement, without the consent of the Depository or Beneficial Owners, to conform the adjustments provided herein and in the Trust Agreement to such changes so that the objective of tracking the S&P MidCap 400 Index is maintained.

  In making the adjustments described herein, the Trustee will rely on industry sources for information as to the composition and weightings of the Index Securities. If the Trustee becomes incapable of obtaining or processing such information or NSCC is unable to receive such information from the Trustee on any Business Day, then the Trustee shall use the composition and weightings of the Index Securities for the most recently effective Portfolio Deposit for the purposes of all adjustments and determinations described herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until the earlier of (a) such time as current information with respect to the Index Securities is available or (b) three (3) consecutive Business Days have elapsed. If such current information is not available and three (3) consecutive Business Days have elapsed, the composition and weightings of the Securities (as opposed to the Index Securities) shall be used for the purposes of all adjustments and determinations herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until current information with respect to the Index Securities is available.

  At such time as the Trustee gives written notice of the termination of the Trust (see "Administration of the Trust--Termination"), from and after the date of such notice the Trustee shall use the composition and weightings of the Securities as of such date for the purpose and determination of all redemptions or other required uses of the basket.

  From time to time Standard & Poor's may make adjustments to the composition of the S&P MidCap 400 Index as a result of a merger or acquisition involving one or more of the Index Securities. In such cases, the Trust, as shareholder of securities of an issuer that is the object of such merger or acquisition activity, may receive various offers from a would-be acquiror of the issuer. The Trustee will not be permitted to accept any such offers until such time as it has been determined that the securities of the issuer will be removed from the S&P MidCap 400 Index. Since securities of an issuer are often removed from the S&P MidCap 400 Index only after the consummation of a merger or acquisition of such issuer, in selling the securities of such issuer the Trust may receive, to the extent that market prices do not provide a more attractive alternative, whatever consideration is being offered to the shareholders of such issuer that have not tendered their shares prior to such time. Any cash received in such transactions will be reinvested in Index Securities in accordance with the criteria set forth above. Any securities received as a part of the consideration that are not Index Securities will be sold as soon as practicable and the cash proceeds of such sale will be reinvested in accordance with the criteria set forth above.

  Purchases and sales of Securities resulting from the adjustments described above will be made in the share amounts dictated by the foregoing specifications, whether round lot or odd lot. Certain Index Securities, however, may at times not be available in the quantities that the foregoing calculations require. For this and other reasons, precise duplication of the proportionate relationship between the Portfolio and the Index Securities may not ever be possible but nevertheless will continue to be the objective in connection with all acquisitions and dispositions of Securities.

  The Trust is a unit investment trust registered under the 1940 Act and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes to a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio held by the Trust, however, will not be managed. Instead, the only purchases and sales that will be made with respect to the Portfolio will be those necessary to create, to the extent feasible, a portfolio that is designed to replicate the S&P MidCap 400 Index to the extent practicable, taking into consideration the adjustments referred to above. Since no attempt is made to "manage" the Trust in the traditional sense, the adverse financial condition of an issuer will not be the basis for the sale of its securities from the Portfolio unless the issuer is removed from the S&P MidCap 400 Index.

  The Trust will be liquidated on a fixed date (see "Administration of the Trust--Termination"). In addition, Beneficial Owners of MidCap SPDRs in Creation Unit size aggregations will have the right to redeem in kind (see "Redemption of MidCap SPDRs").

ADJUSTMENTS TO THE PORTFOLIO DEPOSIT

  After the Initial Date of Deposit, on each Business Day thereafter (each such day an "Adjustment Day"), the number of shares and/or identity of each of the Index Securities in a Portfolio Deposit will be adjusted in accordance with the following procedure. At the close of the market on each Adjustment Day, the Trustee will calculate the net asset value of the Trust (see "Valuation"). The net asset value will be divided by the number of outstanding MidCap SPDRs in Creation Unit size aggregations, resulting in a net asset value per Creation Unit (the "NAV Amount"). The Trustee will then calculate the number of shares (without rounding) of each of the component stocks of the S&P MidCap 400 Index in a Portfolio Deposit for the following Business Day ("Request Day"), such that (1) the market value at the close of the market on Adjustment Day of the securities to be included in the Portfolio Deposit on Request Day, together with the Dividend Equivalent Payment effective for requests to create or redeem on Adjustment Day, will equal the NAV Amount and (2) the identity and weighting of each of the securities in a Portfolio Deposit will mirror proportionately the identity and weightings of the securities in the S&P MidCap 400 Index, each as in effect on Request Day. For each security, the number resulting from such calculation will be rounded to the nearest whole share, with a fraction of 0.50 being rounded up. The identities and weightings of the securities so calculated will constitute the securities portion of the Portfolio Deposit effective on Request Day and thereafter until the next subsequent Adjustment Day, as well as the Securities to be delivered by the Trustee in the event of request for redemption of MidCap SPDRs in Creation Unit size aggregations on Request Day and thereafter until the following Adjustment Day (see "Redemption of MidCap SPDRs"). In addition to the foregoing adjustments, in the event that there shall occur a stock split, stock dividend or reverse split with respect to any Index Security that does not result in an adjustment to the S&P MidCap 400 Index divisor, the Portfolio Deposit shall be adjusted to take account of such stock split, stock dividend or reverse split by applying the stock split, stock dividend or reverse stock split multiple (e.g., in the event of a two-for-one stock split of an Index Security, by doubling the number of shares of such Index Security in the prescribed Portfolio Deposit), in each case rounded to the nearest whole share.

  On Request Day and on each day that a request for the creation or redemption of MidCap SPDRs in Creation Unit size aggregations is deemed received, the Trustee will calculate the market value of the securities portion of the Portfolio Deposit as in effect on Request Day as of the close of the market and add to that amount the Dividend Equivalent Payment effective for requests to create or redeem on Request Day (such market value and Dividend Equivalent Payment are collectively referred to herein as the "Portfolio Deposit Amount"). The Trustee will then calculate the NAV Amount, based on the close of the market on Request Day. The difference between the NAV Amount so calculated and the Portfolio Deposit Amount shall be the "Balancing Amount". The Balancing Amount serves the function of compensating for any differences between the value of the Portfolio Deposit Amount and the NAV Amount at the close of trading on Request Day due to, for example, (1) differences in the market value of the securities in the Portfolio Deposit and the market value of the Securities on Request Day and (2) any variances from the proper composition of the Portfolio Deposit.

  Notwithstanding the foregoing, on any Adjustment Day on which (a) no change in the identity and/or share weighting of any Index Security is scheduled to take effect that would cause the S&P MidCap 400 Index divisor to be adjusted after the close of the market on such Business Day,* and (b) no stock split, stock dividend or reverse stock split with respect to any Index Security has been declared to take effect on the corresponding Request Day, the Trustee reserves the right to forego making any adjustment to the Securities portion of the Portfolio Deposit and to use the composition and weightings of the Index Securities for the most recently effective Portfolio Deposit for the Request Day following such Adjustment Day. In addition, the Trustee further reserves the right to calculate the adjustment to the number of shares and/or identity of the Index Securities in a Portfolio Deposit as described above except that such calculation would be employed two (2) Business Days rather than one (1) Business Day prior to Request Day.

  As previously discussed, the Dividend Equivalent Payment and the Balancing Amount in effect at the close of business on Request Date are collectively referred to as the Cash Component or the Cash Redemption Payment (see "Prospectus Summary--Portfolio Deposits" and "Prospectus Summary--Redemption"). If the Balancing Amount is a positive number (i.e., if the NAV Amount exceeds the Portfolio Deposit Amount) then, with respect to the creation of MidCap SPDRs, the Balancing Amount shall increase the Cash Component of the then effective Portfolio Deposit transferred to the Trustee by a creator, and with respect to redemptions of MidCap SPDRs in Creation Unit size aggregations, the Balancing Amount shall be added to the cash transferred to a redeemer by the Trustee. If the Balancing Amount is a negative number (i.e., if the NAV Amount is less than the Portfolio Deposit Amount) then, with respect to the creation of MidCap SPDRs such amount shall decrease the Cash Component of the then effective Portfolio Deposit to be transferred to the Trustee by the creator or, if such cash portion is less than the Balancing Amount, the difference shall be paid by the Trustee to the creator, and with respect to redemptions of MidCap SPDRs in Creation Unit size aggregations, the Balancing Amount shall be deducted from the cash transferred to the redeemer or, if such cash is less than the Balancing Amount, the difference shall be paid by the redeemer to the Trustee.

  In the event that the Trustee has included the cash equivalent value of one or more Index Securities in the Portfolio Deposit because the Trustee has determined that such Index Securities are likely to be unavailable or available in insufficient quantity for delivery, the Portfolio Deposit so constituted shall dictate the Index Securities to be delivered in connection with the creation of MidCap SPDRs in Creation Unit size aggregations and upon the redemption of MidCap SPDRs in Creation Unit size aggregations for all purposes

---------------------
* Standard & Poor's publicly announces changes in the identity and/or the weighting of the S&P MidCap 400 Index up to five business days in advance of the actual change. The announcements are made after the close of trading on such day.

hereunder until such time as the securities portion of the Portfolio Deposit is subsequently adjusted. Brokerage commissions incurred by the Trustee in connection with the acquisition of any such Index Securities will be at the expense of the Trust and will affect the value of all MidCap SPDRs.

SELECTION AND ACQUISITION OF SECURITIES

  In prescribing the method described above for selecting the Index Securities that constitute the prescribed Portfolio Deposit on the Initial Date of Deposit and from time to time thereafter, the Sponsor intends to duplicate, to the extent practicable, the composition and weighting of the Index Securities as of the relevant date.

  The yield and price of common stocks deposited in the Trust are dependent on a variety of factors, including money market conditions and general conditions of the corporate equity markets. The Schedule of Investments set forth above contains information as of the Initial Date of Deposit with respect to the number of shares of each of the Index Securities in the initial Portfolio Deposit. The proportionate relationship among such Securities approximates (although it does not exactly duplicate) the proportionate relationships of the Index Securities.

  Because certain of the Securities from time to time may be sold or their relative percentages changed under certain circumstances as described herein, no assurance can be given that the Trust will retain for any length of time its present size and composition (see "The Portfolio--Adjustments to the Portfolio"). Also, the deposit of additional Portfolio Deposits and the redemption of MidCap SPDRs in Creation Unit size aggregations will affect the size and composition of the Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

                            THE S&P MIDCAP 400 INDEX

  The Sponsor selected the S&P MidCap 400 Index as the basis for the selection of the securities held by the Trust because, in the opinion of the Sponsor, the S&P MidCap 400 Index constitutes a broadly diversified representative segment of the market for middle capitalization companies whose stock is publicly traded in the United States and is an index which has achieved wide acceptance by both investors and market professionals. The S&P MidCap 400 Index is composed of 400 selected common stocks, all of which are listed on the Exchange, the New York Stock Exchange or NASDAQ, and spans a broad range of major industry groups. The 400 common stocks comprising the S&P MidCap 400 Index represented, as of December 31, 1994, approximately 10% of the market value of all domestic common stocks. As of December 31, 1994, the five largest industry segments comprising the S&P MidCap 400 Index were: Electric utilities (10.74%), banks (8.81%), electric components and equipment (5.05%), chemicals and materials (4.93%) and computer hardware (3.95%). Current information regarding the market value of the S&P MidCap 400 Index is available from market information services. The S&P MidCap 400 Index is determined, comprised and calculated without regard to the Trust.

  The Sponsor has been granted a license to use the S&P MidCap 400 Index as a basis for determining the composition of the Trust and to use certain trademarks of S&P in connection with the Trust (see "License Agreement"). S&P is not responsible for and shall not participate in the creation or sale of MidCap SPDRs or in the determination of the timing of, prices at, or quantities and proportions in which purchases or sales of Index Securities or Securities shall be made. The information in this Prospectus concerning S&P and the S&P MidCap Index has been obtained from sources that the Sponsor believes to be reliable, but the Sponsor takes no responsibility for the accuracy of such information.

  The following table shows the actual performance of the S&P MidCap 400 Index for the years 1991-1994. Stock prices fluctuated widely during this period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss that may be generated by the S&P MidCap 400 Index in the future, nor should the results be considered as a representation of the performance of the Trust.

                                        YEAR-END         CHANGE IN
                                      INDEX VALUE*         INDEX   AVERAGE YIELD
YEAR                             DECEMBER 31, 1990 = 100 FOR YEAR   FOR YEAR **
----                             ----------------------- --------- -------------
1990............................         100.00              --        3.16%
1991............................         146.59           +46.59%      2.03
1992............................         160.56            +9.53       1.96
1993............................         179.33           +11.72       1.85
1994............................         169.44            -5.54       2.10

--------
 * Source: Standard & Poor's. Year-end index values shown do not reflect reinvestment of dividends nor costs, such as brokerage charges and transaction costs.

** Source: Standard & Poor's. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the S&P MidCap 400 Index at year-end.

  It is the understanding of the Sponsor that Standard & Poor's weights the Index Securities primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. Accordingly, each Index Security's influence on the value of the S&P MidCap 400 Index is directly proportionate to its market value. The percentage of the Trust's assets invested in each of the Securities is calculated to approximate the percentage each Index Security represents in the S&P MidCap 400 Index.

                               LICENSE AGREEMENT

  Under the terms of a license agreement with Standard & Poor's (the "License Agreement"), the Sponsor has been granted a license to use the S&P MidCap 400 Index as a basis for determining the composition of the Trust and to use certain trade names and trademarks of Standard & Poor's in connection with the Trust. The License Agreement may be amended by the parties thereto without the consent of any of the Beneficial Owners of MidCap SPDRs.

  None of the Trust, the Trustee, the Distributor, the Depository or any Beneficial Owner of MidCap SPDRs is entitled to any rights whatsoever under the foregoing licensing arrangements or to use the trademarks "S&P MidCap 400", "S&P", "Standard & Poor's" or "Standard & Poor's MidCap 400" or to use the S&P MidCap 400 Index except as specifically described herein or as may be specified in the Trust Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation or warranty, express or implied, to the Trust, the Trustee, the Distributor, the Depository or Beneficial Owners of MidCap SPDRs regarding the advisability of investing in Index Securities or unit investment trusts generally or in the Trust particularly or the ability of the S&P MidCap 400 Index to track general stock market performance. Standard & Poor's only relationship to the Trust is the licensing of certain trademarks and trade names of Standard & Poor's and of the S&P MidCap 400 Index which is determined, comprised and calculated by Standard & Poor's without regard to the Trust or the Beneficial Owners of MidCap SPDRs. Standard & Poor's has no obligation to take the needs of the Trust or the Beneficial Owners of MidCap SPDRs into consideration in determining, comprising or calculating the S&P MidCap 400 Index. Standard & Poor's is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of MidCap SPDRs. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of MidCap SPDRs.

  STANDARD & POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, THE TRUST, BENEFICIAL OWNERS OF MIDCAP SPDRS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MIDCAP 400 INDEX OR ANY

DATA INCLUDED THEREIN IN CONNECTION WITH THE USE LICENSED UNDER THE LICENSE AGREEMENT, OR FOR ANY OTHER USE. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL SUCH WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                EXCHANGE LISTING

  As described above, MidCap SPDRs have been accepted for listing on the Exchange subject to official notice of issuance. Transactions involving MidCap SPDRs in the public trading market will be subject to customary brokerage charges and commissions.

  The Sponsor's aim in designing MidCap SPDRs was to provide investors with a security whose market value would approximate 1/5th the value of the S&P MidCap 400 Index. Thus, for example, if the S&P MidCap 400 Index were at 175, investors might expect a MidCap SPDR to trade at approximately $35. Note, however, that the market price of a MidCap SPDR should also reflect its share of the dividends accumulated on the Securities (see "Administration of the Trust--Distributions to Beneficial Owners") and may also be affected by supply and demand, market volatility, sentiment and other factors.

  There can be no assurance that MidCap SPDRs will always be listed on the Exchange. The Exchange will consider the suspension of trading in or removal from listing of MidCap SPDRs:

    (a) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of MidCap SPDRs for 30 or more consecutive trading days;

    (b) if the S&P MidCap 400 Index is no longer calculated or available; or

    (c) if such other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

  The Trust will not be required to pay a listing fee to the Exchange.

  The Trust will be terminated in the event that MidCap SPDRs are delisted (see "Administration of the Trust--Termination").

                            TAX STATUS OF THE TRUST

  The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under Subchapter M of the Code. To qualify as a regulated investment company, the Trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, gains from the sale or other disposition of stock, securities or foreign currencies, or certain other sources, (b) derive in each taxable year less than 30% of its gross income from the sale or other disposition of stock, securities, certain foreign positions, and certain other assets held for less than three months,
(c) meet certain diversification tests, and (d) distribute in each year at least 90% of its investment company taxable income. If the Trust qualifies as a regulated investment company, subject to certain conditions and requirements, the Trust will not be subject to federal income tax to the extent its income is distributed in a timely manner. Any undistributed income may be subject to tax, including a four percent (4%) excise tax imposed by section 4982 of the Code on certain undistributed income of a regulated investment company that does not distribute to shareholders in a timely manner at least ninety-eight percent (98%) of its taxable income (including capital gains).

TAX CONSEQUENCES TO BENEFICIAL OWNERS

  Dividends paid by the Trust from its investment company taxable income (which includes dividends, interest and net short-term capital gains) will be taxable to Beneficial Owners as ordinary income. A dividend paid in January will be considered for federal income tax purposes to have been paid by the Trust and received by Beneficial Owners on the preceding December 31 if the dividend was declared in the preceding October, November or December to Beneficial Owners of record as shown on the records of the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System") on a date in one of those months.

  Distributions paid by the Trust from net long-term capital gains ("net capital gain") are taxable as long-term capital gain, regardless of the length of time an investor has owned MidCap SPDRs. Any loss on the sale or exchange of a share held for six months or less may be treated as a long-term capital loss to the extent of any capital gain dividends received by the Beneficial Owner. For corporate investors, dividends from net investment income (but not return of capital distributions or capital gain dividends) generally will qualify for the corporate dividends-received deduction to the extent of qualifying dividend income received by the Trust, subject to the limitations contained in the Code. Investors should note that the regular quarterly dividends paid by the Trust will not be based on the Trust's investment company taxable income and net capital gain, but rather will be based on the dividends paid with respect to the Securities. As a result, a portion of the distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may make additional distributions in excess of the yield performance of the Securities in order to distribute all of its investment company taxable income and net capital gain.

  Distributions in excess of the Trust's current or accumulated earnings and profits (as specially computed) generally will be treated as a return of capital for federal income tax purposes and will reduce a Beneficial Owner's tax basis in MidCap SPDRs. Return of capital distributions may result, for example, if a portion of the dividends declared represents cash amounts deposited in connection with Portfolio Deposits rather than dividends actually received by the Trust. Under certain circumstances, a significant portion of the Trust's regular quarterly dividends could be treated as return of capital distributions. Such circumstances may be more likely to occur in periods during which the number of outstanding MidCap SPDRs fluctuates significantly, as may occur during the initial years of the Trust. Beneficial Owners will receive annually notification from the Trustee through the DTC Participants as to the tax status of the Trust's distributions (see "The Trust--Book-Entry-Only System"). A distribution paid shortly after a purchase or creation of MidCap SPDRs may be taxable even though in effect it may represent a return of capital.

  Distributions reinvested in additional MidCap SPDRs through the means of the Service (see "Administration of the Trust--Dividend Reinvestment Service") will nevertheless be taxable dividends to Beneficial Owners acquiring such additional MidCap SPDRs to the same extent as if such dividends had been received in cash.

  The sale of MidCap SPDRs by a Beneficial Owner is a taxable event, and may result in a gain or loss, which generally should be a capital gain or loss for Beneficial Owners that are not dealers in securities.

  Under the Code, an in-kind redemption of MidCap SPDRs will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event for the redeeming shareholder. Upon redemption, a Beneficial Owner generally will recognize gain or loss measured by the difference on the date of redemption between the aggregate value of the cash and securities received and its tax basis in the MidCap SPDRs redeemed. Securities received upon redemption (which will be comprised of the securities portion of the Portfolio Deposit in effect on the date of redemption) generally will have an initial tax basis equal to their respective market values on the date of redemption. The Internal Revenue Service ("IRS") may assert that any resulting loss may not be deducted by a Beneficial Owner on the basis that there has been no material change in such Beneficial Owner's economic position or that the transaction has no significant economic or business utility apart from the anticipated tax consequences. Beneficial Owners of MidCap SPDRs in Creation

Unit size aggregations should consult their own tax advisors as to the consequences to them of the redemption of MidCap SPDRs.

  Dividend distributions, capital gains distributions, and capital gains from sales or redemptions may also be subject to state, local and foreign taxes.

  Deposit of a Portfolio Deposit with the Trustee in exchange for MidCap SPDRs in Creation Unit size aggregations will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event to the depositor under the Code, and a depositor generally will recognize gain or loss with respect to each security deposited equal to the difference between the amount realized in respect of the security and the depositor's tax basis therein. The amount realized with respect to a security deposited should be determined by allocating the value on the date of deposit of the MidCap SPDRs received (less any cash paid to the Trust, or plus any cash received from the Trust, in connection with the deposit) among the securities deposited on the basis of their respective fair market values at that time. The IRS may assert that any resulting losses may not be deducted by a depositor on the basis that there has been no material change in the depositor's economic position or that the transaction has no significant economic or business utility or purpose apart from the anticipated tax consequences. Depositors should consult their own tax advisors as to the tax consequences to them of a deposit to the Trust.

  After the initial deposit of Portfolio Deposits with the Trustee, the Trustee shall have the right to reject the order to create Creation Units transmitted to it by the Distributor if the depositor or group of depositors, upon obtaining the MidCap SPDRs ordered, would own eighty percent (80%) or more of the outstanding MidCap SPDRs, and if pursuant to section 351 of the Code such a circumstance would result in the Trust having a basis in the securities deposited different from the market value of such securities on the date of deposit. The Trustee shall have the right to require information regarding MidCap SPDR ownership pursuant to the Participant Agreement and from the Depository and to rely thereon to the extent necessary to make the foregoing determination as a condition to the acceptance of a Portfolio Deposit.

  Ordinary income dividends received via the Depository by Beneficial Owners who are non-resident aliens will be subject to a thirty percent (30%) United States withholding tax unless a reduced rate of withholding or a withholding exemption is provided under applicable tax treaties. Non-resident shareholders are urged to consult their own tax advisors concerning the applicability of United States withholding tax.

  Thirty-one percent (31%) of the dividends, capital gains distributions, and redemptions paid to shareholders who have not complied with IRS taxpayer identification requirements will be withheld.

  The tax discussion set forth above is included for general information only. Prospective investors should consult their own tax advisors concerning the federal, state, local and foreign tax consequences to them of an investment in the Trust.

                      CONTINUOUS OFFERING OF MIDCAP SPDRS

  MidCap SPDRs in Creation Unit size aggregations will be offered continuously to the public by the Trust through the Distributor and will be delivered upon the deposit of a Portfolio Deposit (see "The Trust -- Procedure for Creation of Creation Units"). A list of the identity and number of shares of each of the Index Securities in the current Portfolio Deposit and the amount of the Dividend Equivalent Payment effective through and including the previous Business Day will be made available by the Trustee to NSCC on each Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the composition and weighting of the Index Securities for the most recently effective Portfolio Deposit. The minimum number of MidCap SPDRs that may be created as described herein is 25,000 or one Creation Unit. Persons making Portfolio Deposits and creating Creation Unit aggregations of MidCap SPDRs will receive no fees, commissions or other form of compensation or inducement of any kind from the Sponsor or the Distributor, nor will any such person have any obligation or responsibility to the Sponsor or Distributor to effect any sale or resale of MidCap SPDRs.

  Because new MidCap SPDRs can be created and issued on an ongoing basis, at any point during the life of the Trust a "distribution", as such term is used in the Securities Act of 1933, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing a creation order with the Distributor, breaks them down into the constituent MidCap SPDRs and sells the MidCap SPDRs directly to its customers; or if it chooses to couple the creation of a supply of new MidCap SPDRs with an active selling effort involving solicitation of secondary market demand for MidCap SPDRs. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

  Dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with MidCap SPDRs that are part of an "unsold allotment" within the meaning of
Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to MidCap SPDRs are reminded that under Securities Act rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Act owed to an Exchange member in connection with a sale on the Exchange is satisfied by the fact that MidCap SPDR prospectuses will be available at the Exchange upon request. Of course, the prospectus-delivery mechanism provided in rule 153 is only available with respect to transactions on an exchange.

  The Sponsor intends to qualify MidCap SPDRs in states selected by the Sponsor and through broker-dealers that are members of the National Association of Securities Dealers, Inc. Investors intending to create or redeem Creation Unit size aggregations of MidCap SPDRs in transactions not involving a broker-dealer registered in such investor's state of domicile or residence should consult counsel regarding applicable broker-dealer or securities regulatory requirements under such state securities laws prior to such creation or redemption.

                             EXPENSES OF THE TRUST

  The following charges are or may be accrued and paid by the Trust: (a) the Trustee's fee as discussed more fully below; (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services performed under the Trust Agreement; (d) various governmental charges; (e) any taxes, fees and charges payable by the Trustee with respect to MidCap SPDRs (whether in Creation Unit size aggregations or otherwise); (f) expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of Beneficial Owners of MidCap SPDRs (whether in Creation Unit size aggregations or otherwise); (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith, wilful misconduct or wilful malfeasance on its part or reckless disregard of its obligations and duties; (h) expenses incurred in contacting Beneficial Owners of MidCap SPDRs during the life of the Trust and upon termination of the Trust; (i) brokerage commissions incurred by the Trustee when acquiring or selling Index Securities pursuant to the provisions of the Trust Agreement and (j) other out-of-pocket expenses of the Trust incurred pursuant to actions permitted or required under the Trust Agreement.

  In addition to those discussed above, the following expenses will be charged to the Trust: (a) reimbursement to the Sponsor of amounts paid by it to S&P in respect of annual licensing fees pursuant to the License Agreement (see "License Agreement"), (b) federal and state annual registration fees for the issuance of MidCap SPDRs, and (c) expenses of the Sponsor relating to the printing and distribution of marketing materials describing MidCap SPDRs and the Trust (including, but not limited to, associated legal, consulting, advertising and marketing costs and other out-of-pocket expenses such as printing). In addition, initial fees and expenses totaling approximately $195,000, in connection with the organization of the Trust, will be capitalized and amortized over five years on a straight-line basis and charged to the Trust.

  The Sponsor reserves the right to charge the Trust a special sponsor fee from time to time in reimbursement for certain services it may provide to the Trust which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services. The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse the Trust so that total expenses of the Trust are reduced, although neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue such voluntary assumption of expenses or reimbursement at any time without notice.

  The Sponsor has undertaken that on each day during the fiscal year ending December 31, 1995, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 30/100 of 1% per annum of the daily net asset value of the Trust. To the extent during such period the ordinary operating expenses of the Trust do exceed such 30/100 of 1% amount, the Sponsor will reimburse the Trust for or assume such excess ordinary operating expenses. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 30/100 of 1% per annum level on any given day. For purposes of this undertaking by the Sponsor, ordinary operating expenses of the Trust shall not include taxes, brokerage commissions and, of course, such extraordinary non-recurring expenses as may arise, including, without limitation, the cost of any litigation to which the Trust or Trustee may be a party. The Sponsor may choose to reimburse or assume certain Trust expenses in later periods in order to keep Trust expenses at a level it believes to be attractive to investors, but is not obligated to do so. In any event, it is possible that, on any day and during any period over the life of the Trust, total fees and expenses of the Trust may exceed 30/100 of 1% per annum.

  If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to cover Trust expenses, the Trustee may make advances to the Trust to cover such expenses; otherwise the Trustee may sell Securities in an amount sufficient to pay such expenses. The Trustee may reimburse itself in the amount of any such advance, plus any amounts required by the Federal Reserve Board which are related to such advances, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall sell Securities to reimburse itself for the amount of such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee. The expenses of the Trust will be reflected in the net asset value of the Trust (see "Valuation").

  For services performed under the Trust Agreement, the Trustee will be paid by the Trust a fee at an annual rate of 10/100 of 1% to 14/100 of 1% of the net asset value of the Trust, as shown below, such percentage amount to vary depending on the net asset value of the Trust. Such compensation will be computed on each Business Day on the basis of the net asset value of the Trust on such day, and the amount thereof shall be accrued daily and paid monthly. During the first two years of the operation of the Trust, the Trustee's fee will be 12/100 of 1% per annum, regardless of the net asset value of the Trust. The Trustee, in its discretion, may also waive all or a portion of such fee.

                               TRUSTEE FEE SCALE

  NET ASSET VALUE                                     FEE AS A PERCENTAGE OF NET
    OF THE TRUST                                       ASSET VALUE OF THE TRUST
  ---------------                                     --------------------------
0-$500,000,000*...................................... 14/100 of 1% per annum
$500,000,001-$1,000,000,000*......................... 12/100 of 1% per annum
$1,000,000,001-and above*............................ 10/100 of 1% per annum

--------
* The fee indicated applies to that portion of the net asset value of the Trust which falls in the size category indicated.

                           REDEMPTION OF MIDCAP SPDRS

  MidCap SPDRs in Creation Unit size aggregations will be redeemable in kind only and are not redeemable for cash. MidCap SPDRs in Creation Unit size aggregations may be redeemed by submitting a request for redemption, the requisite number of MidCap SPDRs and the Excess Cash Amount (as defined below), if applicable, to the Trustee in the manner specified below. Beneficial Owners of MidCap SPDRs may sell MidCap SPDRs in the secondary market, but must accumulate enough MidCap SPDRs to constitute a Creation Unit (i.e., 25,000 MidCap SPDRs) in order to redeem through the Trust. MidCap SPDRs can be redeemed only when Creation Unit size aggregations are owned by a Beneficial Owner and held in the account of a single Participating Party (with respect to redemptions through the MidCap SPDR Clearing Process) or a single DTC Participant (with respect to redemptions outside the MidCap SPDR Clearing Process). MidCap SPDRs will remain outstanding until redeemed or until the termination of the Trust.

PROCEDURE FOR REDEMPTION OF MIDCAP SPDRS

  Requests for redemptions of Creation Units may be made on any Business Day through the MidCap SPDR Clearing Process to the Trustee at its trust office at 101 Barclay Street, New York, New York 10286 or at such other office as may be designated by the Trustee. Requests for redemptions of Creation Units may also be made to the Trustee outside the MidCap SPDR Clearing Process. Requests for redemption shall not be made to the Distributor. In the case of redemptions made through the MidCap SPDR Clearing Process, the Transaction Fee will be deducted from the amount delivered to the redeemer. In case of redemptions outside the MidCap SPDR Clearing Process, a total fee will be charged on a per Creation Unit basis per day. Such fee will be equal to the Transaction Fee plus an additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit per Creation Unit redeemed (due in part to the increased expense associated with delivery outside the MidCap SPDR Clearing Process) and such amount will be deducted from the amount delivered to the redeemer (see "Prospectus Summary--Transaction Fee"). In all cases, both the tender of MidCap SPDRs for redemption and distributions to the redeemer in respect of MidCap SPDRs redeemed will be effected through the Depository and the relevant DTC Participant(s) to the Beneficial Owner thereof as recorded on the book-entry system of the Depository or the relevant DTC Participant, as the case may be (see "The Trust--Book-Entry-Only System").

  The Trustee will transfer to the redeeming Beneficial Owner via the Depository and the relevant DTC Participant(s) a portfolio of Securities for each Creation Unit size aggregation of MidCap SPDRs delivered, identical in weighting and composition to the securities portion of a Portfolio Deposit as in effect (1) on the date a request for redemption is deemed received by the Trustee as described below, in the case of redemptions made either through the MidCap SPDR Clearing Process or outside the MidCap SPDR Clearing Process or (2) on the date that notice of the termination of the Trust is given, in the case of the termination of the Trust (see "Administration of the Trust--Termination" and "The Portfolio--Adjustments to the Portfolio"). The Trustee will also transfer via the relevant DTC Participant(s) to the redeeming Beneficial Owner in cash the "Cash Redemption Payment", which on any given Business Day is an amount identical to the amount of the

Cash Component and is equal to a proportional amount of the following: dividends on all the Securities for the period through the date of redemption, net of expenses and liabilities for such period, including, without limitation,
(x) taxes or other governmental charges against the Trust not previously deducted, if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see "Expenses of the Trust"), as if all the Securities had been held for the entire accumulation period for such distribution, plus or minus the Balancing Amount. To the extent that any amounts payable to the Trust by the redeeming Beneficial Owner exceed the amount of the Cash Redemption Payment ("Excess Cash Amounts"), such Beneficial Owner shall be required to deliver payment thereof to the Trustee. In the case of redemptions made through the MidCap SPDR Clearing Process, the Trustee will effect a transfer of the Cash Redemption Payment and the Securities to the redeeming Beneficial Owner on the fifth (5th) or third (3rd) NSCC Business Day, as applicable, following the date on which the request for redemption is deemed received. In the case of redemptions made outside the MidCap SPDR Clearing Process, the Trustee will transfer the Cash Redemption Payment and the Securities to the redeeming Beneficial Owner by the fifth (5th) or third (3rd) Business Day, as applicable, following the date on which the request for redemption is deemed received. The Trustee will cancel all MidCap SPDRs delivered upon redemption.

  In the event that the Trustee determines, in its discretion, that an Index Security is likely to be unavailable or available in insufficient quantity for delivery by the Trust upon the redemption of MidCap SPDRs in Creation Unit size aggregations, then the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Using MidCap SPDR Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. If an Index Security is not eligible for transfer through the MidCap SPDR Clearing Process, the Trustee shall deliver the cash equivalent value of such Index Security as a part of the Cash Redemption Payment to the redeemer in the manner discussed in the preceding sentence.

  In connection with the redemption of MidCap SPDRs, if a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Outside MidCap SPDR Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In such case, such investor will pay the Trustee the Standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit, subject to the current maximum charge of $12,000.

  If the Trustee sells Securities to obtain sufficient cash proceeds to deliver to the redeeming Beneficial Owner, brokerage commissions incurred in connection with such a sale of Securities will be an expense of the Trust and will affect the value of all MidCap SPDRs. To the extent cash proceeds are received by the Trustee in excess of the amount required to be provided to the redeeming Beneficial Owner, such cash amounts shall be held by the Trustee and shall be applied in accordance with the guidelines applicable to Misweightings (see "The Portfolio--Adjustments to the Portfolio").

  If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to allow distribution of the Cash Redemption Payment, the Trustee may advance out of its own funds any amounts necessary in respect of redemptions of MidCap SPDRs; otherwise, the Trustee may sell Securities in an amount sufficient to effect such redemptions. The Trustee may reimburse itself in the amount of any such advance, plus any amounts required by the Federal Reserve Board which are related to such advances, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such

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

payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee.

  The Trustee may, in its discretion, and will when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the net asset value for more than five (5) Business Days following the date on which the request for redemption is deemed received by the Trustee, for any period during which the New York Stock Exchange is closed; for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Commission may by order permit for the protection of Beneficial Owners. Neither the Sponsor nor the Trustee is liable to any person or in any way for any loss or damages which may result from any such suspension or postponement.

  To be eligible to place orders with the Trustee to redeem MidCap SPDRs in Creation Unit size aggregations, an entity or person must be (1) a Participating Party, with respect to redemptions through the MidCap SPDR Clearing Process, or (2) a DTC Participant, with respect to redemptions outside the MidCap SPDR Clearing Process.

  All orders to redeem MidCap SPDRs must be placed in multiples of 25,000 MidCap SPDRs (Creation Unit size). Orders must be transmitted to the Trustee by telephone or other transmission method acceptable to the Trustee so as to be received by the Trustee not later than the Closing Time on the Transmittal Date pursuant to procedures set forth in the Participant Agreement. Severe economic or market disruption or changes, or telephone or other communication failure, may impede the ability to reach the Distributor, the Trustee, a Participating Party or a DTC Participant.

  Orders to redeem Creation Unit size aggregations of MidCap SPDRs shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to redeem Creation Unit size aggregations of MidCap SPDRs may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders to redeem MidCap SPDRs should afford sufficient time to permit (1) proper submission of the order by a Participating Party or DTC Participant to the Trustee and (2) the receipt of MidCap SPDRs to be redeemed and the Excess Cash Amounts, if any, by the Trustee in a timely manner, as described below. Orders for redemption that are effected outside the MidCap SPDR Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the MidCap SPDR Clearing Process. Those persons placing orders outside the MidCap SPDR Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire transfer system by contacting the operations department of the broker or depository institution effectuating such transfer of MidCap SPDRs and Cash Redemption Payment. These deadlines will vary by institution. The Participant notified of an order to redeem outside the MidCap SPDR Clearing Process will be required to transfer MidCap SPDRs through DTC and the Excess Cash Amounts, if any, through the Federal Reserve wire transfer system in a timely manner (see "Placement of Redemption Orders outside the MidCap SPDR Clearing Process").

PLACEMENT OF REDEMPTION ORDERS USING MIDCAP SPDR CLEARING PROCESS

  Orders to redeem MidCap SPDRs in Creation Unit size aggregations through the MidCap SPDR Clearing Process must be delivered through a Participating Party (see "Portfolio Deposit") that has executed the Participant Agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms). An order to redeem MidCap SPDRs using the MidCap SPDR Clearing Process is deemed received by the Trustee on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed; such order will be effected based on the net asset value of the Trust as determined as of the Evaluation Time on the Transmittal Date. An order to redeem MidCap SPDRs using the MidCap SPDR Clearing Process made in proper form but received by the Trustee after the Closing Time will be deemed received on the next Business Day immediately following the Transmittal Date. The Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's redemption order. Pursuant to such trade instructions from the Trustee to NSCC, the Trustee will transfer the requisite Securities (or contracts to purchase such securities which are expected to be delivered in a "regular way" manner by the fifth (5th) NSCC Business Day* and the Cash Redemption Payment. The calculation of the value of the Securities and the Cash Redemption Payment to be delivered by the Trustee to the redeeming Beneficial Owner will be made according to the procedures set forth under "Valuation", computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee.

PLACEMENT OF REDEMPTION ORDERS OUTSIDE MIDCAP SPDR CLEARING PROCESS

  Orders to redeem MidCap SPDRs outside the MidCap SPDR Clearing Process must be delivered through a DTC Participant that has executed the Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order for redemption of MidCap SPDRs to be effected outside the MidCap SPDR Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the MidCap SPDR Clearing Process and that redemption of MidCap SPDRs will instead be effected through transfer of MidCap SPDRs directly through DTC. An order to redeem MidCap SPDRs outside the MidCap SPDRs Clearing Process is deemed received by the Trustee on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date, (ii) such order is preceded or accompanied by the requisite number of MidCap SPDRs specified in such order, which delivery must be made through DTC to the Trustee no later than 11:00 a.m. on such Transmittal Date (the "DTC Cut-Off Time") and
(iii) all other procedures set forth in the Participant Agreement are properly followed. The Excess Cash Amounts owed by the Beneficial Owner, if any, must be delivered no later than 1:00 p.m. on the Business Day immediately following the Transmittal Date.

  After the Trustee has deemed an order for redemption outside the MidCap SPDR Clearing Process received, the Trustee will initiate procedures to transfer the requisite Securities (or contracts to purchase such Securities which are expected to be delivered within five (5) Business Days*) and the Cash Redemption Payment to the redeeming Beneficial Owner by the fifth (5th) Business Day* following the Transmittal Date on which such redemption order is deemed received by the Trustee.

  The calculation of the value of the Securities and the Cash Redemption Payment to be delivered to the redeeming Beneficial Owner will be made by the Trustee according to the procedures set forth under "Valuation", computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee. Therefore, if a redemption order in proper form is submitted to the Trustee by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite MidCap SPDRs are delivered to the Trustee prior to the DTC Cut-Off Time on such Transmittal Date, then the value of the Securities and the Cash Redemption Payment to be delivered to the Beneficial Owner will be determined by the Trustee as of the Evaluation Time on such Transmittal Date. If, however, a redemption order is submitted to the Trustee by a DTC Participant not later than Closing Time on a Transmittal Date

--------
* Following the effective date of SEC Rule 15c6-1, such period will be shortened to the third (3rd) NSCC Business Day.

but either (1) the requisite MidCap SPDRs are NOT delivered by the DTC Cut-Off Time on such Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will NOT be deemed received as of such Transmittal Date. In such case, the value of the Securities and the Cash Redemption Payment to be delivered to the Beneficial Owner will be computed as of the Evaluation Time on the Business Day that such order is deemed received by the Trustee, i.e., the Business Day on which the MidCap SPDRs are delivered through DTC to the Trustee by the DTC Cut-Off Time on such Business Day pursuant to a properly submitted redemption order.

                                   VALUATION

  The net asset value of the Trust is computed as of the Evaluation Time shown under "Essential Information" on each Business Day. The net asset value of the Trust on a per MidCap SPDR basis is determined by subtracting all liabilities (including accrued expenses and dividends payable) from the total value of the Trust's investments and other assets and dividing the result by the total number of outstanding MidCap SPDRs.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: If the Securities are listed on one or more national securities exchanges, such evaluation shall generally be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is deemed to be the principal market therefor (the New York or American Stock Exchange if the securities are listed thereon) or, if there is no such appropriate closing sale price on such exchange, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there is no such closing bid price available, such evaluation shall generally be made by the Trustee in good faith based on the closing price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or if there is no such appropriate closing price,
(a) on current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the securities in good faith on the bid side of the market, or (d) by any combination thereof.

                          ADMINISTRATION OF THE TRUST

RECORDS

  The Trustee maintains records of the transactions of the Trust, including a current list of the identity and number of shares of each of the Securities in the Portfolio. Records of the creation of MidCap SPDRs in Creation Unit size aggregations are also maintained by the Distributor. Record of ownership of MidCap SPDRs is maintained by the Depository and by DTC Participants as described above (see "The Trust--Book-Entry-Only System").

  A complete copy of the Trust Agreement is maintained by the Trustee. A copy of the Trust Agreement is available to Beneficial Owners at the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286 during normal business hours.

VOTING

  The Trustee will have the right to vote all of the voting stocks in the Trust. The Trustee will vote the voting stocks of each issuer in the same proportionate relationship as all other shares of each such issuer are voted to the extent permissible and, if not permitted, shall abstain from voting.

DISTRIBUTIONS TO BENEFICIAL OWNERS

  The regular quarterly ex-dividend date for MidCap SPDRs will be the third Friday in each of March, June, September and December, unless such day is not a Business Day, in which case the ex-dividend date will be the immediately preceding Business Day (the "Ex-Dividend Date"). Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the fourth Business Day following the Ex-Dividend Date (the "Record Date") will be entitled to receive an amount representing dividends accumulated on the Securities through the quarterly dividend period which ends on the Business Day preceding such Ex-Dividend Date (including Securities with ex-dividend dates falling within such quarterly dividend period), net of fees and expenses, accrued daily for such period. For the purposes of all dividend distributions, dividends per MidCap SPDR will be calculated at least to the nearest 1/100th of $0.01. The payment of dividends will be made on the last Business Day in the calendar month following each Ex-Dividend Date (the "Dividend Payment Date"). Dividend payments will be made through the Depository and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee. MidCap SPDRs will be registered in book entry-only, which records will be kept by the Depository (see "The Trust--Book-Entry-Only System").

  With respect to the first Dividend Payment Date, the accumulation period for dividends will commence on the Initial Date of Deposit and extend through the Business Day preceding the Ex-Dividend Date for such distribution. All subsequent distributions will be made in accordance with the foregoing and following paragraphs.

  Amounts equal to any capital gain net income (i.e., the excess of capital gains over capital losses) recognized by the Trust in any taxable year will be distributed to Beneficial Owners of record as of December 31 of such year. Such distribution will be made to such Beneficial Owners of record on the last Business Day of January of the following calendar year.

  Dividends payable to the Trust in respect of the Securities are to be credited by the Trustee to a non-interest bearing account as of the date on which the Trust receives such dividends. Other moneys received by the Trustee in respect of the Securities, including but not limited to the Cash Component, the Cash Redemption Payment, all moneys realized by the Trustee from the sale of options, warrants or other similar rights received or distributed in respect of the Securities as dividends or distributions and capital gains resulting from the sale of Securities shall also be credited by the Trustee to a non-interest bearing account. All funds collected or received will be held by the Trustee without interest until distributed in accordance with the provisions of the Trust Agreement. To the extent the amounts credited to such accounts generate interest income or an equivalent benefit to the Trustee, such interest income or benefit will be used to reduce any charges made in connection with advances made by the Trustee on behalf of the Trust to cover Trust expenses in those cases when the Trust income is insufficient to pay such expenses when due (see "Expenses of the Trust").

  The Trust intends to qualify as a regulated investment company for federal income tax purposes. A regulated investment company is not subject to federal income tax on its net investment income and capital gains that it distributes to shareholders, so long as it meets certain overall distribution and diversification requirements and other conditions under Subchapter M of the Code. The Trust intends to satisfy these overall distribution and diversification requirements and to otherwise satisfy any required conditions. The Trustee intends to make additional distributions to the minimum extent necessary (i) to distribute the entire annual investment company taxable income of the Trust, plus any net capital gains (from sales of securities in connection with adjustments to the Portfolio or to generate cash for such distributions), and (ii) to avoid imposition of the excise tax imposed by section 4982 of the Code (see "Tax Status of the Trust"). The additional distributions, if needed, would consist of (a) an increase in the distribution scheduled for January to include any amount by which estimated Trust investment company taxable income and net capital gains for a year exceeds the amount of Trust taxable income previously distributed with respect to such year or, if greater, the minimum amount required to avoid imposition of such excise tax, and (b) a distribution soon after actual annual investment company taxable income and net capital gains of the Trust have been computed of the amount, if any, by which such actual income exceeds the distributions already made. The net asset value of the Trust will be reduced in direct proportion to the amount of such additional distributions. The magnitude of the additional distributions, if any, will depend upon a number of factors, including the level of redemption activity experienced by the Trust. Because substantially all proceeds from the sale of securities in connection with adjustments to the Portfolio will have been used to purchase shares of Index Securities, the Trust may have no cash or insufficient cash with which to pay such additional distributions. In that case, the Trustee will have to sell shares of the Securities sufficient to produce the cash required to make such additional distributions. In selecting the Securities to be sold to produce cash for such distributions, the Trustee will choose among the Securities that are over-weighted in the Portfolio relative to their weightings in the S&P MidCap 400 Index first and then from among all other Securities in a manner so as to maintain the weightings of the Securities within the applicable Misweighting Amount (see "The Portfolio--Adjustments to the Portfolio").

  The Trustee further reserves the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Trust as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income.

  The Trustee further reserves the right to vary the frequency with which periodic distributions are made (e.g., from quarterly to monthly) if it is determined by the Sponsor and the Trustee, in their discretion, that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to regulated investment companies or would otherwise be advantageous to the Trust. In addition, the Trustee reserves the right to change the regular ex-dividend date for MidCap SPDRs to another date within the month or quarter if it is determined by the Sponsor and the Trustee, in their discretion, that such a change would be advantageous to the Trust. Notice of any such variance or change (which notice shall include changes to the Record Date, the Ex-Dividend Date, the Dividend Payment Date, and the accumulation period resulting from such variance) shall be provided to Beneficial Owners via the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

  The Trustee may, in its discretion, advance out of its own funds any amounts necessary to permit distributions via the Depository to Beneficial Owners. The Trustee may reimburse itself in the amount of such advance, plus Federal Reserve Board requirements, together with interest thereon at a percentage rate equal to then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee.

  In addition, as soon as practicable after notice of termination of the Trust, the Trustee will distribute via the Depository and the DTC Participants to each Beneficial Owner redeeming MidCap SPDRs in Creation Unit size aggregations prior to the termination date specified in such notice a portion of the Securities and cash as described above (see "Redemption of MidCap SPDRs" and "Administration of the Trust--Termination"). Otherwise, the Trustee will distribute to each Beneficial Owner (whether in Creation Unit size aggregations or otherwise), as soon as practical after termination of the Trust, such Beneficial Owner's pro rata share of the net asset value of the Trust (see "Administration of the Trust--Termination").

  All distributions shall be made by the Trustee through the Depository and the DTC Participants to Beneficial Owners as recorded on the book-entry system of the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

  The settlement date for the creation of MidCap SPDRs in Creation Unit size aggregations or the purchase of MidCap SPDRs in the secondary market must occur on or prior to the Record Date in order for such creator or purchaser to receive a distribution on the next Dividend Payment Date. If the settlement date for such creation or purchase occurs after the Record Date, the distribution will be made to the prior securityholder or Beneficial Owner as of such Record Date. Any Beneficial Owner interested in acquiring additional MidCap SPDRs with proceeds received from distributions described above may elect dividend reinvestment through DTC Participants by means of the Service described below if the Service is available through such Beneficial Owner's broker.

TRUST SUPERVISION

  The Trust's Portfolio Securities will not be managed and therefore the adverse financial condition of an issuer of securities in the Trust will not, in itself, require the sale of Securities from the Portfolio. The Trustee shall, on a non-discretionary basis, make changes to the Portfolio as described above (see "The Portfolio--Adjustments to the Portfolio").

  The Trustee will direct its securities transactions only to brokers or dealers, which may include affiliates of the Trustee, from whom it expects to obtain the most favorable prices or execution of orders.

STATEMENTS TO BENEFICIAL OWNERS

  With each distribution, the Trustee will furnish for distribution to Beneficial Owners (see "The Trust--Book-Entry-Only System") a statement setting forth the amount being distributed expressed as a dollar amount per MidCap SPDR.

  Promptly after the end of each calendar year, the Trustee will furnish to the DTC Participants for distribution to each person who was a Beneficial Owner of MidCap SPDRs at the end of such calendar year (1) an annual report of the Trust containing financial statements, (2) a summary of transactions for the Trust,
(3) a summary of Securities purchased and sold, (4) amounts distributed to Beneficial Owners expressed in reasonable detail both as an aggregate dollar amount and a dollar amount per MidCap SPDR and (5) such other information as may be required by applicable laws, rules and regulations.

REGISTER OF OWNERSHIP AND TRANSFER

  The Trustee will maintain a record of the creation and redemption of MidCap SPDRs in Creation Unit size aggregations. The Depository will maintain a record on its book-entry system of the DTC Participant ownership of MidCap SPDRs and the number of MidCap SPDRs owned (see "The Trust--Book-Entry-Only System"). Certificates will not be issued for MidCap SPDRs, whether in Creation Unit size denominations or otherwise. Beneficial Owners have the rights accorded to holders of "book-entry" securities under applicable law. Beneficial Owners may transfer MidCap SPDRs through the Depository by instructing the DTC Participant holding the MidCap SPDRs for such Beneficial Owner in accordance with standard securities industry procedures.

RIGHTS OF BENEFICIAL OWNERS

  MidCap SPDRs in Creation Unit size aggregations (i.e., 25,000 MidCap SPDRs) may be tendered to the Trustee for redemption (see "Redemption of MidCap SPDRs"). Beneficial Owners may sell MidCap SPDRs in the secondary market, but must accumulate enough MidCap SPDRs (i.e., 25,000 MidCap SPDRs) to constitute a full Creation Unit in order to redeem through the Trust. The death or incapacity of any Beneficial Owner will not operate to terminate the Trust nor entitle such Beneficial Owner's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust.

  Beneficial Owners will not have the right to vote concerning the Trust, except as described below with respect to termination and as otherwise expressly set forth in the Trust Agreement, or in any manner control the operation and management of the Trust, nor shall any Beneficial Owner be liable to any other person by reason of any action taken by the Sponsor or the Trustee.

AMENDMENT

  The Trust Agreement may be amended from time to time by the Trustee and the Sponsor without the consent of any Beneficial Owners (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners; (b) to change any provision thereof as may be required by the Commission; (c) to add or change any provision as may be necessary or advisable for the continuing qualification of the Trust as a "regulated investment company" under the Code; (d) to add or change any provision thereof as may be necessary to implement a dividend reinvestment plan or service; (e) to add or change any provision thereof as may be necessary or advisable in the event that NSCC or the Depository is unable or unwilling to continue to perform its functions as set forth therein; (f) to add or change any provision thereof to conform the adjustments to the Portfolio and the Portfolio Deposit to changes, if any, made by Standard & Poor's in its method of determining the S&P MidCap 400 Index; and (g) to make changes to the Transaction Fee and to other amounts charged in connection with creations and redemptions of MidCap SPDRs within the original parameters set forth in the Trust Agreement. The Trust Agreement may also be amended from time to time by the Sponsor and the Trustee with the consent of the Beneficial Owners of 51% of the outstanding MidCap SPDRs to add provisions to or change or eliminate any of the provisions of the Trust Agreement or to modify the rights of Beneficial Owners; provided, however, that the Trust Agreement may not be amended without the consent of the Beneficial Owners of all outstanding MidCap SPDRs if such amendment would (1) permit, except in accordance with the terms and conditions of the Trust Agreement, the acquisition of any securities other than those acquired in accordance with the terms and conditions of the Trust Agreement; (2) reduce the interest of any Beneficial Owner in the Trust; or (3) reduce the percentage of Beneficial Owners required to consent to any such amendment.

  Promptly after the execution of any such amendment, the Trustee shall receive from the Depository, pursuant to the terms of the Depository Agreement, a list of all DTC Participants holding MidCap SPDRs. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners for whom such DTC Participant holds MidCap SPDRs, and provide each such DTC Participant with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to such Beneficial Owners (see "The Trust--Book-Entry-Only System").

TERMINATION

  The Trust Agreement provides that the Sponsor will have the discretionary right to direct the Trustee to terminate the Trust if at any time after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust shall fall below $25,000,000 or if at any time after three years following the Initial Date of Deposit such value is less than $100,000,000, as such dollar amount shall be adjusted for inflation in accordance with the CPI-U, such adjustment to take effect at the end of the fourth year following the Initial Date of Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve-month period ending in the last month of the preceding fiscal year. The Trust Agreement also provides that the Trustee shall, at the direction of the Sponsor, terminate the Trust if, within 90 days from the Initial Date of Deposit, the net asset value of the Trust is less than $100,000.

  The Trust will terminate by its terms in twenty-five (25) years or earlier in the event that MidCap SPDRs are delisted from the Exchange. The Exchange will consider the suspension of trading in or the delisting of MidCap SPDRs as discussed above (see "Exchange Listing").

  The Trust may also be terminated (a) by the agreement of the Beneficial Owners of 66-2/3% of outstanding MidCap SPDRs; (b) if the Depository is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a comparable replacement is unavailable; (c) if NSCC no longer provides clearance services with respect to MidCap SPDRs, or if the Trustee is no longer a participant in NSCC; (d) if Standard & Poor's ceases publishing the S&P MidCap 400 Index; or (e) if the License Agreement is terminated.

  If either the Sponsor or the Trustee shall resign or be removed and a successor is not appointed, the Trust will terminate (see "Resignation, Removal and Liability--The Trustee" and "Resignation, Removal and Liability--The Sponsor"). The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever, however, will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of Beneficial Owners.

  Prior written notice of the termination of the Trust will be given at least twenty (20) days prior to termination of the Trust to all Beneficial Owners in the manner described above (see "The Trust--Book-Entry-Only System"). The notice will set forth the date on which the Trust will be terminated (the "Termination Date"), the period during which the assets of the Trust will be liquidated, the date on which Beneficial Owners of MidCap SPDRs (whether in Creation Unit size aggregations or otherwise) will receive in cash the net asset value of the MidCap SPDRs held and the date determined by the Trustee upon which the books of the Trust shall be closed. Such notice shall further state that, as of the date thereof and thereafter, neither requests to create additional Creation Units nor Portfolio Deposits will be accepted, that no additional MidCap SPDRs will be created for the purpose of reinvesting dividend distributions and that, as of the date thereof and thereafter, the portfolio of Securities delivered upon redemption shall be identical in composition and weighting to the Securities held in the Trust as of such date rather than the securities portion of the Portfolio Deposit as in effect on the date the request for redemption is deemed received. Beneficial Owners of MidCap SPDRs in Creation Unit size aggregations may, in advance of the Termination Date, redeem in kind directly from the Trust (see "Redemption of MidCap SPDRs").

  Within a reasonable period of time after the Termination Date, the Trustee shall, subject to any applicable provisions of law, use its best efforts to sell all of the Securities not already distributed to redeeming Beneficial Owners of Creation Units. The Trustee shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any such sale or sales. The Trustee may suspend such sales upon the occurrence of unusual or unforeseen circumstances, including but not limited to a suspension in trading of a Security, the closing or restriction of trading on a stock exchange, the outbreak of hostilities or the collapse of the economy. Upon receipt of proceeds from the sale of the last Security, the Trustee shall deduct therefrom its fees and all other expenses (see "Expenses of the Trust"). The remaining amount shall be transmitted to the Depository for distribution via the DTC Participants, together with a final statement setting forth the computation of the gross amount distributed. MidCap SPDRs not redeemed prior to termination of the Trust will be redeemed in cash at net asset value based on the proceeds of the sale of the Securities. Such redemptions in cash at net asset value shall be available to all Beneficial Owners, with no minimum aggregation of MidCap SPDRs required (see "Administration of the Trust--Distributions to MidCap SPDR Beneficial Owners").

                       RESIGNATION, REMOVAL AND LIABILITY

THE TRUSTEE

  Under the Trust Agreement, the Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing a notice of resignation in writing and filing such notice with the Sponsor and mailing a copy of the notice of resignation to all DTC Participants that are reflected on the records of the Depository as owning MidCap SPDRs for distribution to Beneficial Owners as provided above (see "The Trust -- Book-Entry-Only System") not less than sixty (60) days before the date such resignation is to take effect. Such resignation will become effective upon the appointment of and the acceptance of the Trust by a successor Trustee or, if no successor is appointed within sixty
(60) days after the date such notice of resignation is given, the Trust shall terminate (see "Administration of the Trust-- Termination"). The Sponsor, upon receiving notice of such resignation, is obligated to use its best efforts to appoint a successor Trustee promptly.

  In case the Trustee becomes incapable of acting as such or is adjudged a bankrupt or is taken over by any public authority, the Sponsor may discharge the Trustee and appoint a successor Trustee as provided in the Trust Agreement. Notice of such discharge and appointment shall be mailed via the DTC Participants to Beneficial Owners by the Sponsor.

  Upon a successor Trustee's execution of a written acceptance of an appointment as Trustee for the Trust, such successor Trustee will become vested with all the rights, powers, duties and obligations of the original Trustee.

  A successor Trustee is required to be a trust company, corporation or national banking association organized and doing business under the laws of the United States or any state thereof; to be authorized under such laws to exercise corporate trust powers; and to have at all times an aggregate capital, surplus and undivided profit of not less than $50,000,000.

  Beneficial Owners of 51% of the then outstanding MidCap SPDRs may at any time remove the Trustee by written instrument(s) delivered to the Trustee and the Sponsor. The Sponsor shall thereupon use its best efforts to appoint a successor Trustee in the manner specified above and in the Trust Agreement.

  The Trust Agreement provides that the Trustee will not be liable for any action taken in reasonable reliance on properly executed documents or for the disposition of monies or Securities or for the evaluations required to be made thereunder, except by reason of its own gross negligence, bad faith, wilful malfeasance, wilful misconduct, or reckless disregard of its duties and obligations, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and its directors, subsidiaries, shareholders, officers, employees and affiliates under common control with the Trustee (each a "Trustee Indemnified Party") will be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, wilful misconduct, wilful malfeasance on the part of such Trustee Indemnified Party or reckless disregard of its duties and obligations, arising out of, or in connection with, its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending against any claim or liability.

THE SPONSOR

  If at any time the Sponsor shall fail to undertake or perform or become incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required of it to be undertaken or performed, or shall resign, or shall become bankrupt or its affairs shall be taken over by public authorities, the Trustee may appoint a successor Sponsor as shall be satisfactory to the Trustee, agree to act as Sponsor itself, or may terminate the Trust Agreement and liquidate the Trust (see "Termination"). Notice of the resignation or removal of the Sponsor and the appointment of a successor shall be mailed by the Trustee to the Depository and the DTC Participants for distribution to Beneficial Owners (see "The Trust--Book-Entry-Only System"). Upon a successor Sponsor's execution of a written acceptance of such appointment as Sponsor of the Trust, such successor Sponsor shall become vested with all of the rights, powers, duties and obligations of the original Sponsor. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable.

  The Sponsor may resign by executing and delivering to the Trustee an instrument of resignation. Such resignation shall become effective upon the appointment of a successor Sponsor and the acceptance of such appointment by the successor Sponsor, unless the Trustee either agrees to act as Sponsor or terminates the Trust Agreement and liquidates the Trust, which the Trustee shall do if no successor Sponsor is appointed (see "Termination").

  The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of the Beneficial Owners of MidCap SPDRs.

  The Trust Agreement provides that the Sponsor will not be liable to the Trustee, the Trust or to the Beneficial Owners of MidCap SPDRs for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own gross negligence, bad faith, wilful misconduct or wilful malfeasance in the performance of its duties or its reckless disregard of its obligations and duties under the Trust Agreement. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by the Trust by reason of the sale of any Securities of the Trust. The Trust Agreement further provides that the Sponsor and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Sponsor (each a "Sponsor Indemnified Party") shall be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, wilful misconduct or wilful malfeasance on the part of any Sponsor Indemnified Party in the performance of its duties or reckless disregard of its obligations and duties under the Trust Agreement, including the payment of the costs and expenses of defending against any claim or liability.

                                    SPONSOR

  The Sponsor of the Trust is PDR Services Corporation, a Delaware corporation incorporated on June 15, 1990 with offices c/o the Exchange, 86 Trinity Place, New York, New York 10006. The Sponsor's Internal Revenue Service Employer Identification Number is 13-3574560. The Exchange owns all of the Sponsor's outstanding shares of common stock. The Exchange is a "control person" of the Sponsor as such term is defined in the Securities Act of 1933, as amended (the "1933 Act").

  The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell MidCap SPDRs to the public. In certain instances, these incentives may be provided only to those brokers who meet certain threshold requirements for participation in a given incentive program, such as selling a significant number of MidCap SPDRs within a specified time period.

                                    TRUSTEE

  The Trustee is the Bank of New York, a corporation organized under the laws of New York with the powers of a trust company under the New York Banking law with a trust office at 101 Barclay Street, New York, New York 10286. The Trustee's Internal Revenue Service Employer Identification Number is 135-160382. The Trustee is subject to supervision and examination by the Federal Reserve Bank of New York, the Federal Deposit Insurance Corporation and the New York State Banking Department.

                                   DEPOSITORY

  The Depository Trust Company, New York, New York, a limited purpose trust company and member of the Federal Reserve System, will act as Depository for MidCap SPDRs. The Depository will receive customary fees for its services.

                                 LEGAL OPINION

  The legality of the MidCap SPDRs offered hereby has been passed upon by Orrick, Herrington & Sutcliffe, New York, New York, as counsel for the Sponsor. Tanner Propp & Farber acts as counsel for the Trustee.

                                  ACCOUNTANTS

  The Statement of Financial Condition and Schedule of Investments are included herein in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

            INFORMATION AND COMPARISONS RELATING TO TRUST, SECONDARY
             MARKET TRADING VOLUME, NET ASSET SIZE AND PERFORMANCE

  Information regarding various aspects of the Trust, including the net asset size thereof, as well as the secondary market trading volume and the performance of MidCap SPDRs, may be included from time to time in advertisements, sales literature and other communications, as well as in reports to current or prospective Beneficial Owners.

  Information may be provided to prospective investors to help such investors assess their specific investment goals and to aid in their understanding of various financial strategies. Such information may present current economic and political trends and conditions and may describe general principals of investing such as asset allocation, diversification and risk tolerance, as well as specific investment techniques such as indexing and hedging. In addition, information may be presented to prospective or current Beneficial Owners regarding the purchase of MidCap SPDRs in the secondary market, such as margin requirements. Similarly, market data symbols, trading fractions, other trading information and the CUSIP number relating to MidCap SPDRs may be included in such information.

  Information regarding the Trust's net asset size may be stated in communications to prospective or current Beneficial Owners for one or more time periods, including annual, year-to-date or daily periods. Such information may also be expressed in terms of the total number of MidCap SPDRs outstanding as of one or more time periods. Factors integral to the size of the Trust's net assets, such as creation volume and activity, may also be discussed, and may be specified from time to time or with respect to various periods of time. Comparisons of such information during various periods may also be made, and may be expressed by means of percentages.

  Information regarding the secondary market trading activity of MidCap SPDRs also may be presented over one or more stated time periods, such as for daily, monthly, quarterly or annual periods. MidCap SPDR secondary market trading volume information may be compared with similar information relating to other issues trading on the Exchange during the same reporting period. Average daily secondary market trading volume of MidCap SPDRs may also be reported from time to time. Comparisons of such information during various periods may also be made and may be expressed by means of percentages.

  Information may also be provided in communications to prospective or current Beneficial Owners comparing and contrasting the relative advantages of investing in MidCap SPDRs as compared to other investment vehicles, such as mutual funds, both on an individual and a group basis (e.g., stock index mutual funds). Such information may include comparisons of costs and expense ratios, expressed either in dollars or basis points, stock lending activities, permitted investments and hedging activities (e.g., engaging in options or futures transactions), and portfolio turnover data and analyses. In addition, such information may quote, reprint or include portions of financial, scholarly or business publications or periodicals, including model allocation schedules or portfolios, as the foregoing relate to the comparison of MidCap SPDRs to other investment vehicles, current economic, financial and political conditions, investment philosophy or techniques, or the desirability of owning MidCap SPDRs.

  In addition, information on the performance of MidCap SPDRs on the basis of changes in price per MidCap SPDR with or without reinvesting all dividends and/or any distributions of capital in additional MidCap SPDRs may be included from time to time in such information. Total return measures the percentage growth in the total dollar value of an investment in MidCap SPDRs (reflecting dividends and capital appreciation but without provision for any income taxes payable). Average annualized performance will be stated for various periods. Total return figures may also be stated for a period from the Initial Date of Deposit, a date at least twelve months prior to the end of the reporting period or for annual periods for the life of the Trust. Information on the S&P MidCap 400 Index contained in this Prospectus, as updated from time to time, may also be included from time to time in such material. The performance of the Trust, of the S&P MidCap 400 Index (provided information is also given reflecting the performance of the Trust in comparison to that Index) or both may also be compared to the performance of money managers as reported in market surveys such as SEI Fund Evaluation Survey (a leading data base of tax-exempt funds) or mutual funds such as those reported by Lipper Analytical Services Inc., Money Magazine Fund Watch or Wiesenberger Investment Companies Service, each of which measures performance following their own specific and well-defined calculation measures, or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the NASDAQ Composite Index (an unmanaged index of over-the-counter stocks) or similar measurement standards during the same period of time. Information may also be included regarding the aggregate amount of assets committed to index investing generally by various types of investors, such as pension funds and other institutional investors, which currently exceeds $300 billion.

  Information on the relative price performance of MidCap SPDRs in relation to other securities and/or indexes may be represented in the form of "correlation." Correlation is a standard measure of the degree of linear association between two price series, and ranges from zero percent (0%) (i.e., no linear association) to one hundred percent (100%) (i.e., perfect linear association).

  Information relating to the relative price performance of MidCap SPDRs may be compared against a wide variety of investment categories and asset classes, including common stocks, small capitalization stocks, long and intermediate term corporate and government bonds, Treasury bills, the rate of inflation in the United States (based on the Consumer Price Index ("CPI")) and combinations of various capital markets. Historical returns of these and other capital markets in the United States may be provided by independent statistical studies and sources, such as those provided by Ibbotson Associates of Chicago, Illinois. The performance of these capital markets is based on the returns of different indices. Information may be presented using the performance of these and other capital markets to demonstrate general investment strategies. So, for example, performance of MidCap SPDRs may be compared to the performance of selected asset classes such as short-term U.S. Treasury bills, long term U.S. Treasury bonds, long-term corporate bonds, mid-capitalization stocks, foreign stocks and small capitalization stocks and may also be measured against the rate of inflation as set forth in well-known indices (such as the CPI). Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. Performance of MidCap SPDRs may also be compared to that of other indices or compilations that may be developed and made available to the investing public in the future. Of course, such comparisons will only reflect past performance of MidCap SPDRs and the investment categories, indices or compilations chosen and no guarantees can be made of future results regarding the performance of either MidCap SPDRs or the asset classes chosen for such comparisons.

                         DIVIDEND REINVESTMENT SERVICE

  The Trust intends to make the DTC book-entry Dividend Reinvestment Service (the "Service") available during calendar year 1995 for use by Beneficial Owners through DTC Participants for reinvestment of their cash proceeds. Note that some DTC Participants may not elect to utilize the Service; therefore, after the Service is made available for MidCap SPDRs, an interested MidCap SPDR investor may wish to contact such investor's broker to ascertain the availability of the Service through such broker. Interested Beneficial Owners should also note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and such investors should ascertain from their broker such necessary details. MidCap SPDRs acquired pursuant to the Service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of MidCap SPDRs. The Trust will cause DTC Participants to be notified when the Service is made available.

  Distributions reinvested in additional MidCap SPDRs through the Service will nevertheless be taxable dividends to Beneficial Owners to the same extent as if received in cash.

  The Trustee will utilize the cash proceeds of dividends received from all Beneficial Owners participating in the Service to obtain Index Securities necessary to create the requisite number of MidCap SPDRs at the close of business on each MidCap SPDR distribution date. Any cash balance remaining after the requisite number of MidCap SPDRs has been created will be distributed, on a pro rata basis, to all Beneficial Owners who participated in the Service. Note that brokerage commissions, if any, incurred in obtaining the Index Securities necessary to create additional MidCap SPDRs with the cash from the distributions will be an expense of the Trust.*

                             ADDITIONAL INFORMATION

  This Prospectus does not include all of the information with respect to the Trust set forth in its registration statement and the exhibits thereto filed with the Commission, under the 1933 Act, and the 1940 Act, to which reference is hereby made. Copies of such documents may be inspected without charge at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commission. Such information is also available at the offices of the Sponsor at 86 Trinity Place, New York, New York.



---------------------
* It is difficult to estimate the annual dollar amount of brokerage commissions that might be incurred in connection with the Service. As an example, however, the Trustee estimates that the amount of annual brokerage commissions incurred in implementing the Service would have been $.0004 per MidCap SPDR, assuming that 9,275,000 MidCap SPDRs were outstanding and the Trust's net asset value were $341,500,000, and assuming that during calendar year 1994: (1) the annual dividends paid by the Trust were approximately $.39 per MidCap SPDR and (2) 50% of all Beneficial Owners elected to participate in the Service for the entire calendar year. There can be no guarantee that either the size of the Trust or the number of outstanding MidCap SPDRs will remain constant, or that the assumptions regarding dividend payments, the cost of brokerage commissions incurred to purchase Index Securities or Beneficial Owner participation will prove to be accurate.

                           GLOSSARY OF DEFINED TERMS

                                                                            PAGE
                                                                            ----
"Adjustment Day"...........................................................  38
"Balancing Amount".........................................................  39
"Beneficial Owners"........................................................  34
"Business Day".............................................................   6
"Cash Component"...........................................................   4
"Cash Redemption Payment"..................................................  47
"Closing Time".............................................................  31
"CNS"......................................................................   3
"Code".....................................................................   7
"Commission"...............................................................   3
"CPI-U"....................................................................   9
"Creation Unit"............................................................   1
"Depository Agreement".....................................................  34
"Depository"...............................................................   7
"Distributor"..............................................................  10
"Dividend Equivalent Payment"..............................................   4
"Dividend Payment Date"....................................................  52
"DTC Cut-Off Time".........................................................  50
"DTC Participants".........................................................  33
"ERISA"....................................................................   7
"Ex-Dividend Date".........................................................  52
"Excess Cash Amounts"......................................................  48
"Exchange".................................................................   1
"Global Security"..........................................................  33
"Index Securities".........................................................   3
"indirect Participants"....................................................  33
"Initial Date of Deposit"..................................................   2
"License Agreement"........................................................  41
"MidCap SPDR Clearing Process".............................................   5
"MidCap SPDR"..............................................................   1
"Misweighting Amount"......................................................  36
"Misweighting".............................................................  36
"NAV Amount"...............................................................  38
"NSCC Business Day"........................................................  12
"NSCC".....................................................................   3
"Participant Agreement"....................................................  32
"Participating Party"......................................................   3
"Portfolio Deposit Amount".................................................  38
"Portfolio Deposit"........................................................   4
"Portfolio"................................................................  28
"Record Date"..............................................................  52
"Request Day"..............................................................  38
"S&P MidCap 400 Index".....................................................   1
"S&P"......................................................................   6
"SEC Rule 15c6-1"..........................................................  12
"Securities"...............................................................   1
"Service"..................................................................  60
"Sponsor"..................................................................   1
"Standard & Poor's"........................................................   6

                                                                            PAGE
                                                                            ----
"Termination Date".........................................................  45
"Transaction Fee"..........................................................   5
"Transmittal Date".........................................................  31
"Trust Agreement"..........................................................   3
"Trust"....................................................................   1
"Trustee"..................................................................   3
"Weighting Analysis".......................................................  36

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATIONS NOT STATED IN IT, OR IN THE REGISTRATION STATEMENT AND EXHIBITS OF WHICH IT IS A PART, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE SPONSOR OR THE TRUSTEE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IN IT IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY.

  THE TRUST IS REGISTERED AS A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940. REGISTRATION DOES NOT IMPLY THAT THE TRUST OR MIDCAP SPDRS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
ESSENTIAL INFORMATION.....................................................   2
PROSPECTUS SUMMARY........................................................   3
SPECIAL CONSIDERATIONS AND RISK FACTORS...................................  11
REPORT OF INDEPENDENT ACCOUNTANTS.........................................  15
STATEMENT OF FINANCIAL CONDITION..........................................  16
SCHEDULE OF INVESTMENTS...................................................  17
THE TRUST.................................................................  28
THE PORTFOLIO.............................................................  35
THE S&P MIDCAP 400 INDEX..................................................  40
LICENSE AGREEMENT.........................................................  41
EXCHANGE LISTING..........................................................  42
TAX STATUS OF THE TRUST...................................................  42
CONTINUOUS OFFERING OF MIDCAP SPDRs.......................................  44
EXPENSES OF THE TRUST.....................................................  45
REDEMPTION OF MIDCAP SPDRS................................................  47
VALUATION.................................................................  51
ADMINISTRATION OF THE TRUST...............................................  51
RESIGNATION, REMOVAL AND LIABILITY........................................  56
SPONSOR...................................................................  58
TRUSTEE...................................................................  58
DEPOSITORY................................................................  58
LEGAL OPINION.............................................................  58
ACCOUNTANTS...............................................................  59
INFORMATION AND COMPARISONS RELATING TO TRUST, SECONDARY MARKET TRADING
 VOLUME, NET ASSET SIZE AND PERFORMANCE...................................  59
DIVIDEND REINVESTMENT SERVICE.............................................  60
ADDITIONAL INFORMATION....................................................  61
GLOSSARY OF DEFINED TERMS.................................................  62

                                ---------------

  UNTIL MAY 30, 1995 ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                               STANDARD & POOR'S
                             MIDCAP 400 DEPOSITARY
                                 RECEIPTS (TM)
                             ("MIDCAP SPDRS") (TM)
                          MIDCAP SPDR TRUST, SERIES 1

                                ---------------
                                  PROSPECTUS

                                ---------------



                                    SPONSOR
                           PDR SERVICES CORPORATION



                                ---------------

                                APRIL 27, 1995



                                     LOGO

                          Undertaking to File Reports
                          ---------------------------


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulations of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

This amendment to the Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet.

        The cross-reference sheet.

        The prospectus consisting of __ pages.

        The undertaking to file reports.

        The signatures.

        Written consents of the following persons:

        Orrick, Herrington & Sutcliffe
        (included in Exhibit 2)
        Price Waterhouse, LLP
        (included in Exhibit 3)

        The following exhibits:

        1. Amendment to Standard Terms and Conditions of Trust for MidCap SPDR Trust Series 1 dated as of December 29, 1995 between PDR Services Corporation, as Sponsor and Bank of New York, as Trustee.

        2.  Opinion of Counsel as to legality of securities being registered.

        3.  Consent of Price Waterhouse, LLP.

        4.  Power of Attorney.


                             FINANCIAL STATEMENTS
                             --------------------

    1. Statement of Financial Condition of the Trust as shown in the current Prospectus for this series herewith.

    2.  Financial Statements of the Depositor:

        PDR Services Corporation - Statement of Financial Condition as of December 29, 1994, incorporated by reference to Exhibit 3 contained in
                                                        ---------
        the Post-Effective Amendment No. 2 to Form S-6 for SPDR Trust Series 1 filed with the Securities and Exchange Commission on April 24, 1995 (File No. 33-46080).

                              CONSENT OF COUNSEL

          The consent of counsel to the use of their name in the Prospectus included in this amendment to the Registration Statement has been set forth in their opinion filed as Exhibit 2 to this amendment to the Registration Statement.

                              -------------------


                              CONSENT OF AUDITORS
                              -------------------

          The consent of Price Waterhouse, LLP to the use of their name in the Prospectus included in this amendment to the Registration Statement has been set forth in their consent filed as Exhibit 3 to this amendment to the Registration Statement.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, MidCap SPDR Trust Series 1, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 19th day of January, 1996.

                                                  MIDCAP SPDR TRUST SERIES 1
                                                  (Registrant)

                                                  By: PDR Services Corporation
                                                  (Depositor)


                                                  ____________________________
                                                  Joseph Stefanelli
                                                  President

          Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed on behalf of PDR Services Corporation the Depositor by the following persons who constitute a majority of its Board of Directors and by the named persons who are in the following capacities, in the City of New York and State of New York, on the date indicated.

PDR SERVICES CORPORATION

Name                          Title/Office
----                          ------------

Joseph Stefanelli             President** and Director*

John Stimpfel                 Treasurer**

William Strauss               Director**

Gary L. Gastineau             Vice President and Director***


                           By

                              _____________________________
                              James F. Duffy
                              Attorney-in-fact*


_______________________
* Executed copies of the power of attorney were previously filed with the Securities and Exchange Commission in connection with the Registration Statement for SPDR Trust, Series 1 dated January 22, 1993, as Exhibit No. 9 (File No. 33-46080).

** Executed copies of the powers of attorney were previously filed with the Securities and Exchange Commission in connection with the Post-Effective Amendment No. 1 to the Registration Statement for SPDR Trust, Series 1 dated May 20, 1994, as Exhibit No. 3 (File No. 33-46080).

*** Executed copy of the Power of Attorney is being filed herewith in connection with this Post Effective Amendment No. 1 to the Registration Statement for MIDCAP SPDRs Trust, Series 1 dated January 19, 1996 and may be found in Exhibit 4 of this filing.

                                 EXHIBIT INDEX


EXHIBIT NO.                  TITLE OF DOCUMENT
-----------                  -----------------
[S]              [C]

    1. Amendment to Standard Terms and Conditions of Trust for MidCap SPDR Trust Series 1 dated as of December 29, 1995 between PDR Services Corporation, as Sponsor and Bank of New York, as Trustee.

    2. Copy of Opinion of Counsel as to legality of securities being registered.

    3.           Consent of Price Waterhouse, LLP.

    4.           Power of Attorney.